Filed pursuant to Rule 253(g)(1)

File No. 024-11917

OFFERING CIRCULAR

DATED September 9, 2022

Fintor Assets, LLC

10661 Johansen Drive

Cupertino, CA 95014

408.881.3779

Fintor.com

Best Efforts offering of Series Membership Interests

Fintor Assets, LLC, a Delaware series limited liability company (the “Company”), is offering membership interests in each series of the Company identified in this Offering Circular. The offering by each series identified in this offering circular is being conducted on a “best efforts,” no offering minimum basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, or the “Securities Act,” for Tier 2 offerings. The interests (the “Interests”) being offered hereby are highly speculative securities and an investment in the Interests is subject to significant risks, including those set forth in “Risk Factors” beginning on page 8.

Fintor Assets, LLC is a newly organized Delaware series limited liability company that has been formed to permit public investment in interests in individual real estate properties, each of which will be owned by individual series of our company. Each individual series will hold the specific property that it holds directly or through a wholly owned subsidiary. We are offering the membership interests of certain of the series of our company in the “Series Offering Table” beginning on page 3 of this offering circular.

Any of the series of our company being offered may collectively be referred to in this offering circular as the “series” and each, individually, as a “series.” The interests of all series may collectively be referred to in this offering circular as the “interests” and each, individually, as an “interest” and the offerings of the interests may collectively be referred to in this offering circular as the “offerings” and each, individually, as an “offering.” See “Securities Being Offered” for additional information regarding the interests.

There is currently no public trading market for any of our interests, and an active market for these interests may not develop or be sustained.

Series	Price to Public (3)		Underwriting and Discount Commissions (2)		Proceeds to Issuer
Fintor Assets, LLC, Series #SWEET
Per Series #SWEET Interest (1)		$4.86		$0.0486		$4.8114
Total Minimum	$	N/A	$	N/A	$	N/A
Total Maximum		$394,875		$3,949		$390,926
Fintor Assets, LLC, Series #BEGIN
Per Series #BEGIN Interest (1)		$10.68		$0.1068		$10.5732
Total Minimum		$ N/A		$ N/A		$ N/A
Total Maximum		$160,200		$1,602		$158,598
Fintor Assets, LLC, Series #LEARN
Per Series #LEARN Interest (1)		$20.26		$0.2026		$20.0574
Total Minimum		$ N/A		$ N/A		$ N/A
Total Maximum		$202,600		$2,260		$200,340
Fintor Assets, LLC, Series #GRAVY
Per Series #GRAVY Interest (1)		$5.06		$0.0506		$5.0094
Total Minimum		$ N/A		$ N/A		$ N/A
Total Maximum		$126,500		$1,265		$125,235
Fintor Assets, LLC, Series #IYKYK
Per Series #IYKYK Interest (1)		$44.15		$0.4415		$43.7085
Total Minimum		$ N/A		$ N/A		$ N/A
Total Maximum		$176,600		$1,766		$174,834

(1)	Please refer to the section entitled “Securities Being Offered” on page 58 for a description of the interests. The offering is being conducted on a “best efforts” basis and there is no minimum offering amount.

(2)	Dalmore Group, LLC (“Dalmore”), will act as our broker/dealer of record in connection with each offering and will be entitled to a brokerage fee equal to 1.0% of the amount raised through each offering. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of any interests to Fintor Assets, LLC in its capacity as our manager, its affiliates or the sellers of any of the properties. See “Plan of Distribution and Subscription Procedure.”

(3)	Does not reflect deduction of expenses of the Offering. Initial offering expenses and costs for these series offerings, which are expected to be approximately $21,216 and which will be paid by the Company, and does not include other expenses and costs that will be borne by the Manager or otherwise allocated among additional series of interests that may be created in the future. See “Use of Proceeds to Issuer” and “Plan of Distribution”.

An investment in our interests involves a high degree of risk. See “Risk Factors” on page 8 for a description of some of the risks that should be considered before investing in our interests.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE U.S. SECURITIES AND EXCHANGE COMMISSION (“COMMISSION”) DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This offering circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

The approximate date of commencement of the proposed sale to the public is September 14, 2022.

We are offering to sell, and seeking offers to buy, our Interests only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of the Interests. Neither the delivery of this Offering Circular, nor any sale or delivery of Interests, shall under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

In this Offering Circular, unless the context indicates otherwise, references to “we,” “us,” “our,” and the “Company” refer to Fintor Assets, LLC.

The Interests offered hereby are highly speculative securities. Investing in such securities involves significant risks. You should invest in such securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 8.

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our Interests offered hereby are offered and sold only to “qualified purchasers” or at a time when our interests are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our interests does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

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For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s primary residence and the mortgage on that primary residence (to the extent not underwater).

FORWARD LOOKING STATEMENTS

The information contained in this offering circular includes some statements that are not historical and that are considered “forward-looking statements” within the meaning of federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager (being Fintor, Inc.), each series of Interests in our company and the Fintor Platform (further described in this Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our properties, operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in this offering;

●	the ability to attract and retain members to the real estate investment platform operated by our manager;

●	risks associated with breaches of our data security;

●	effects of any public health crises, pandemics and epidemics, such as those caused by the on-going coronavirus (COVID-19) pandemic and governmental actions in response;

●	risks typically associated with the ownership and rental of real estate;

●	our failure to obtain necessary outside financing;

●	a decline in general economic conditions in the markets in which each property is located or in the United States generally could lead to an increase in tenant defaults, lower rental rates and less demand for residential real estate units in those markets;

●	the ability of our manager and its affiliates to source and acquire real property assets and the quality and performance of these assets;

●	our ability to retain and hire competent service providers and appropriately manage our properties;

●	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing taxation and SEC guidance related to Regulation A);

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate assets sourced by our manager; and

●	the ability of our manager to operate our business in compliance with all applicable local, state, and federal laws, including the Investment Advisers Act of 1940, as amended, the Securities Act of 1934, as amended and Investment Company Act of 1940, as amended, and other laws.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SERIES OFFERING TABLE

Series Name	Series Property	Offering Price per interest	Maximum Offering Size	Maximum Membership interests	Opening Date	Closing Date	Status
Series #SWEET	3201 Jordan Farm Cir., Huntsville, Alabama 35811	$4.86	$394,875	81,250	9/14/2022		Not Yet Open
Series #BEGIN	2012 Leola Ave., Birmingham, Alabama 35207	$10.68	$160,200	15,000	10/11/2022		Not Yet Open
Series #LEARN	5729 Sable Way, Atlanta, Georgia 30349	$20.26	$202,600	10,000	10/11/2022		Not Yet Open
Series #GRAVY	188 Bayside Lane, Toney, Alabama 35773	$5.06	$126,500	25,000	10/11/2022		Not Yet Open
Series #IYKYK	1095 Freedom Dr., Clarksville, TN 37042	$44.15	$176,600	4,000	9/14/2022		Not Yet Open

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SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere herein. You should read the entire offering circular and carefully consider, among other things, the matters set forth in the section captioned “Risk Factors.” You are encouraged to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment our series interests. Except where the context suggests otherwise, the terms “Fintor,” “our Company,” “the Company,” “we,” “us,” and “our,” refer to Fintor Assets, LLC, a Delaware series limited liability company, together with its consolidated series; references in this offering circular to the “Manager” refer to Fintor, Inc., a Delaware corporation and the manager of our Company, and each of its subsidiaries, if any. All references in this offering circular to “$” or “dollars” are to United States dollars.

The Company

Fintor Assets, LLC, a Delaware series limited liability company formed March 15, 2021. The purpose of the Company is to establish separate series, each of which would hold specific real property assets to be acquired by the Company. The platform operated by our manager, Fintor, Inc. (the “Fintor Platform”), is a real estate investment platform that allows individual investors to have direct access to residential real estate investment opportunities and indirectly invest in the properties made available through the Fintor Platform, via various series of the Company, together with other groups of investors.

Investors in this offering will acquire series Interests in a series of the Company, each of which is a separate registered series of the Company for purposes of assets and liabilities.

It is not anticipated that any series would own any assets other than its specific underlying real estate asset and related lease agreements, plus cash reserves for maintenance, storage, insurance and other expenses pertaining to each property and amounts earned by each series from the monetization of the applicable property. A series may also owe indebtedness in the form of a mortgage on the underlying real estate asset. It is intended that owners of an Interest in a series will only have assets, liabilities, profits, and losses pertaining to the specific property by that series.

A property manager specified herein, which may be a third party or an affiliate of the Manager, will serve as the property manager responsible for managing each series’ property (the “Property Manager”) as described in a Management Agreement between the Company and the Property Manager.

Fintor, Inc. serves as the Manager responsible for the day-to-day management of the Company and each registered series.

Our Series LLC Structure

Each single-family rental home (or other property) that we acquire will be owned by a separate series of our company that we will establish to acquire that property. Each series may hold the specific property that it acquires directly or in a wholly-owned subsidiary, which typically would be a limited liability company organized under laws of the state in which the series property is located.

As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

We are offering membership interests in the series of our company identified in this Offering Circular, which represent limited liability company interests in such series. All of the series of our company offered hereunder may collectively be referred to herein as the “series” and each, individually, as a “series.” The Interests of all series described above may collectively be referred to herein as the “interests,” or “our securities” and each, individually, as an “interest” and the offerings of the interests may collectively be referred to herein as the “offerings” and each, individually, as an “offering.” See “Description of the Securities Being Offered” for additional information regarding the interests.

Our company’s core business is the identification, acquisition, marketing, and management of individual single-family homes for the benefit of our investors, although from time to time we may acquire units in multi-family housing complexes and units, condominiums, or other similar real estate assets. Each series is intended to own a single property. These properties may be referred to in this Offering Circular, collectively, as the “properties” or each, individually, as a “property,” and a property pertaining to a particular series is a “Series Property.”

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The Interests represent an investment solely in a particular series and, thus, indirectly in the property owned by that series. The Interests do not represent an investment in our company or the Manager. We do not anticipate that any series will own anything other than the single property associated with such series, any related leases or indebtedness, and related reserves. We currently anticipate that the operations of our company, including the formation of additional series and the corresponding acquisition of additional properties, will benefit investors by allowing investors to build a diversified portfolio of investments.

A purchaser of the Interests may be referred to herein as an “investor” or “interest holder.” There will be one or more separate closings, each referred to as a closing, with respect to each offering. The initial closing of an offering will occur on the earlier to occur of (i) the date subscriptions for the maximum number of interests for a series have been accepted or (ii) a date determined by the manager in its sole discretion. If an initial closing with respect to a particular series offering has not occurred, the offering shall be terminated upon (i) the date which is one year from the date the related offering circular or amendment thereof, as applicable, is qualified by the Commission, which period may be extended with respect to a particular series by an additional six months by the manager in its sole discretion, or (ii) any date on which the manager elects to terminate the offering for a particular series in its sole discretion. No securities are being offered by existing securityholders.

Each offering is being conducted under Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in offering circular format. Our company is not offering, and does not anticipate selling, interests in any of the offerings in any state where Dalmore, its soliciting agent and executing broker, is not registered as a broker-dealer. The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing escrow account with Atlantic Capital Bank, N.A. acting as escrow agent, the “Escrow Agent,” and will not be commingled with the operating account of the series, until, if and when there is a closing with respect to that series. See “Plan of Distribution and Subscription Procedure” and “Description of the Securities Being Offered” for additional information.

Securities Being Offered

Investors will acquire membership interests in a series of our company, each of which is intended to be a separate series of our company for purposes of accounting for assets and liabilities. It is intended that owners of interests in a series will only have assets, liabilities, profits, and losses pertaining to the specific property owned by that series. For example, an owner of interests in Fintor Assets, LLC, Series #BEGIN will only have an interest in the assets, liabilities, profits and losses pertaining to Series #BEGIN and its related operations. See the “Description of the Securities Offered” section for further details. The minimum investment you can make for any series is one (1) interest in a series and an investment is subject to maximum ownership limitations, although such minimum and maximum thresholds may be waived by the manager in its sole discretion.

Summary Risk Factors

An investment in our interests involves various risks. You should consider carefully the risks discussed below and under “Risk Factors” before purchasing our interests. If any of the following risks occur, the business, financial condition or results of operations of each of our series could be materially and adversely affected. In that case, the value of your interests could decline, and you may lose some or all of your investment.

●	We have limited operating history, and there is no guarantee that we will be successful in the operation of our company.

●	Effects of the on-going COVID-19 pandemic, ongoing inflation and geopolitical events domestically and abroad, and other changes in general economic and demographic conditions may cause our business to fail.

●	We are employing a relatively unique business model, which may make an investment in our interests difficult to evaluate as it is unique to the real estate industry.

●	We, and the Manager, may not be able to successfully operate our properties or generate sufficient operating cash flows to make or sustain distributions to the holders of our interests.

●	We depend on the Manager for the success of each series and upon access to its professionals and contractors. We may not find a suitable replacement for the Manager if removed, or if key personnel leave the employment of the Manager or otherwise become unavailable to us.

●	Potential conflicts of interest may arise among the Manager and its affiliates, on the one hand, and our company and our investors, on the other hand.

●	We may be unable to renew leases, lease vacant space or re-lease space on favorable terms or at all as the leases expire, which could materially and adversely affect a series’ financial condition, results of operations and cash flow.

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●	We may not be able to control a series’ operating costs, or the series’ expenses may remain constant or increase, even if income from a property decreases, causing a series’ results of operations to be adversely affected.

●	Our investors do not elect or vote on the Manager of our company and have limited ability to influence decisions regarding the businesses of the series.

●	Interest holders will have limited voting rights and will be bound by a majority vote.

●	We have not established a minimum distribution payment level for any series and a series may be unable to generate sufficient cash flows from its operations to make distributions to holders of interests at any time in the future.

●	Failure of each series to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to a holder of interests.

The Offering:

Maximum Offering Amount:	As stated in the Series Offering Table above.

Minimum Offering:	N/A. The Offering is being conducted on a “best efforts” basis and there is no minimum offering amount.

Price Per Security:

The price per Series #SWEET Interest is: $4.86

The price per Series #BEGIN Interest is: $10.68

The price per Series #LEARN Interest is: $20.26

The price per Series #GRAVY is: $5.06

The price per Series #IYKYK Interest is $44.15

Minimum Investment:	One Interest

Use of Proceeds:	See “Use of Proceeds to Issuer” for a description of the anticipated use of proceeds for each series offering.

Broker:

We have entered into an agreement with Dalmore, which is acting as our broker of record in connection with our series offerings. Dalmore is a broker-dealer registered with the Commission and which will be registered in each state where our series offerings will be made prior to the launch of each such offering and with such other regulators as may be required to execute the sale transactions and provide related services in connection with our series offerings. Dalmore is a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and the Securities investor Protection Corporation, or SIPC.

Broker Fees:

We will pay Dalmore a brokerage fee equal to 1.0% of the amount raised through each series offering. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of any interests to the manager, its affiliates, or the sellers of any Series Property.

Investment Restrictions:

Each investor must be a “qualified purchaser.” See “Plan of Distribution and Subscription Procedure—Investor Suitability Standards” for further details. The Manager may, in its sole discretion, decline to admit any prospective investor, or accept only a portion of such investor’s subscription, regardless of whether such person is a “qualified purchaser.” Furthermore, the Manager anticipates only accepting subscriptions from prospective investors located in states and U.S. territories where Dalmore is registered.

Generally, no sale may be made to you in any of our series offerings if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A.

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Escrow Account:

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with Atlantic Capital Bank N.A., acting as the Escrow Agent, and will not be commingled with the operating account of any series, until if and when there is a closing with respect to that series.

When the Escrow Agent has received instructions from the Manager that an offering will close and the investor’s subscription is to be accepted (either in whole or part), the Escrow Agent will disburse such investor’s subscription proceeds in its possession to the account of the applicable series.

If any offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest. Any costs and expenses associated with a terminated offering will be borne by our manager.

Offering Period:	There will be a separate closing, or closings, with respect to each offering. An initial closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of series interests has been accepted or (ii) a date determined by the Manager in its sole discretion. If a closing has not occurred, an offering will be terminated upon (i) the date which is one year from the date this offering circular is qualified by the Commission, which period may be extended by an additional six months by the manager in its sole discretion, or (ii) any date on which the Manager elects to terminate the offering in its sole discretion, such date not to exceed the date which is 18 months from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission.

Risk Factors:	Investing in the Interests of a particular series involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our series interests.

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Risk Factors

The Interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the Company’s investment objectives will be achieved, that you will earn a return on your investment in Interests or that a secondary market would ever develop for the Interests, whether through third party registered broker-dealers or otherwise. The risks set out below are not exhaustive of the risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us might also impair our operations and performance or the value of the Interests. If any of these risks actually occurs, the value of the Interests may be materially adversely affected. Prospective Investors should obtain their own legal and tax advice prior to making an investment in the Interests and should be aware that an investment in the Interests may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in the Interests.

Risks Related to the Structure, Operation and Performance of the Company.

An investment in this offering constitutes only an investment in a particular series of Interests and not in our company or the properties. A purchase of the Interests does not constitute an investment in either the Manager or the properties directly. An Investor in an Offering will acquire an ownership Interest in the series of Interests related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other series of Interests, (iii) the Manager, (iv) the Fintor Platform, or (v) directly in the properties associated with the series or any property owned by any other series of Interests. This results in limited voting rights of the Investor, which are solely related to a particular series, and are further limited by the Operating Agreement of the Company, described further herein. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest holders and removal of the Manager for “cause.” The Manager thus retains most control over the management of the Company and each series thus retains most control over the Properties. Furthermore, because the Interests in a series do not constitute an investment in the Company as a whole, holders of the Interests in a series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other series. In addition, the economic interest of a holder in a series will not be identical to owning a direct undivided Interest in a property because, among other things, a series will be required to pay corporate taxes before distributions are made to the holders, and the Property Manager will receive a fee in respect of its management of the property.

Each of our company’s series will hold an interest in a single property, a non-diversified investment. We intend for each of our series, either directly or through its subsidiaries, to own and operate a single property. Each series’ return on its investment will depend on the revenues generated by such property and the appreciation of the value of the property over time. These, in turn, are determined by such factors as national and local economic cycles and conditions, financial markets and the economy, competition from existing properties as well as future properties and government regulation (such as tax and building code charges). The value of a property may decline substantially after a series purchases its interest in it. Each of our series will own a single property and as a result of this non-diversified investment strategy, unanticipated capital expenditures could lead to a series’ inability to pay dividends or the loss of your investment entirely.

We intend that each series will own and operate a single property. Each series’ potential distribution stream will depend on the revenues generated by such property and the appreciation of the value of the property over time. We cannot guarantee that unexpected capital expenditures will not negatively impact a series’ planned distribution stream. Additionally, a series might not be able to fund an unexpected major capital expenditure and this could lead to a complete loss of your investment.

Liability of Investors between series of Interests. The Company is structured as a Delaware series limited liability company that issues a separate series of interests for each property. Each series of interests will merely be a separate series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the “LLC Act”), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding one series of Interests is segregated from the liability of investors holding another series of Interests and the assets of one series of interests are not available to satisfy the liabilities of other series of interests.

Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation.

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If the Company’s series limited liability company structure is not respected, then investors may have to share any liabilities of the Company with all investors and not just those who hold the same series of Interests as them. Furthermore, while the Company intends to maintain separate and distinct records for each series of Interests and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a series to the liabilities of another series of interests. The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their series Interests or the likelihood of any distributions being made by a particular series to its investors.

In addition, the Company is not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of Interests or the liabilities of the company generally where the assets of such other series of interests or of the company generally are insufficient to meet its liabilities.

If any fees, costs and expenses of the Company are not allocable to a specific series of Interests, they will be borne proportionately across all of the series of Interests (which may include future series of Interests to be issued). Although the Manager will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see “Description of the Business – Allocations of Expenses” section), there may be situations where it is difficult to allocate fees, costs and expenses to a specific series of interests and therefore, there is a risk that a series of interests may bear a proportion of the fees, costs and expenses for a service or product for which another series of interests received a disproportionately high benefit.

Our company was recently formed, has a limited track record and essentially no operating history from which you can evaluate our company or this investment. We are a newly formed entity with limited operating history, which makes our future performance difficult to predict. We are a newly formed entity and have no prior operating history. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the manager must, among other things:

●	identify and acquire real estate assets consistent with our investment strategies;

●	increase awareness of our name within the investment products market;

●	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

●	build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our investors. There can be no assurance that we will achieve our investment objectives.

Given our start-up nature, investors may not be interested in making an investment and we may not be able to raise all of the capital we seek for any series and this could have a material adverse effect upon our company and the value of your interests. Due to the start-up nature of the Company and the Manager, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any series or future proposed series of Interests. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring a targeted real property asset, or the Company may have to acquire that asset on less favorable terms than intended. In addition, if the Company is unable to raise funding for additional series of Interests, this may impact any Investors already holding Interests as they will not see the benefits which arise from economies of scale following the acquisition by other series of Interests of additional other real property assets and other monetization opportunities.

There are few businesses that have pursued a strategy or investment objective similar to ours which may make it difficult for our company and Interests to gain market acceptance. We believe the number of other companies offering fractional, and micro interests in targeted residential properties or proposing to run a platform for “crowdfunding” of micro investment opportunities in the real estate asset class is very limited to date. The Company and the Interests may not gain market acceptance from potential Investors, potential sellers of real property assets, or service providers within the residential real estate industry, including insurance companies or property management partners. This could result in an inability of the Manager (or its designee) to operate the any particular real property asset profitably. This could impact the issuance of further series of Interests and additional real property assets being acquired by the Company. This would further inhibit market acceptance of the Company, and its business plan and any series holding a real property asset.

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There is currently no trading market for our Interests. An active market in which Investors can resell their Interests may not develop. Currently no public trading market for any Interests exists and an active market may not develop or be sustainable. If an active public or private trading market for our securities does not develop or is not sustainable, it may be difficult or impossible for you to resell your Interests at any price. We expect that through the Fintor Platform interest holders will be afforded access to an alternative trading system operated by a registered broker dealer; however, Interest holders may ultimately not have liquidity with respect to their Interests. The “Trading Windows” (as described in “Description of the Business – Anticipated Liquidity Platform”) for Interests may occur infrequently and be open for only short time periods. There can be no assurance that a matching transaction will be found for any given Investor who attempts to purchase or sell an Interest in a Trading Window. Furthermore, there can be no guarantee that Templum Markets, LLC (“Templum”) (or another third party broker-dealer) will continue to provide these services or that the Company or its Manager will pay any fees or other amounts that would be required to maintain that service. Changes in securities laws may also cause the liquidity platform to be operated differently than anticipated. Without any such matching service, it may be difficult or impossible for you to dispose of your Interests, and even if there is such a matching service you might not be able to effect a resale through the Fintor Platform. Accordingly, you may have no liquidity for your Interests, particularly if the property in respect of that Interest is never sold. Even if a public or private market does develop through the Fintor Platform or otherwise, the price of the Interests at which you could sell your Interests might be below the amount you paid for them.

Non-compliance with regulations with respect to the operation of the Fintor Platform may result in the abrupt cessation of our manager or the Fintor Platform or rescission of any contracts entered into or materially and adversely affect your ability to transfer your Interests. Our Manager created a platform (see “Description of the Business – Anticipated Liquidity Platform” for additional information), which serves to facilitate the purchase and sale of micro equity investments into residential real property assets. Our Manager has determined that the creation and operation of the Fintor Platform would not cause a regulatory authority to determine that the Manager is acting as a broker or dealer. However, regulations and guidance in this area evolve and may be difficult to interpret and apply. For example, in January 2022 the SEC proposed new rules that, if enacted, would expand the definition of an “exchange” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The application of these proposed rules, or other rules that may later be proposed or enacted, or other administrative guidance that may later be released, could lead a regulatory authority or other third party to reaching conclusion than the Manager regarding the Company’s regulatory status. If a regulatory authority determines that our Manager, which is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities, our Manager may need to stop operating, which could result in our properties not being actively managed or there being no Platform through which investors may dispose of their interests. In addition, if our Manager is required to register as a broker-dealer, there is a risk that any secondary purchase or sale while our Manager was not registered may be subject to a right of rescission.

Furthermore, while we do not believe that the Fintor Platform is itself a securities exchange or an alternative trading system under the Exchange Act, if regulators make a determination to the contrary our Manager (or the Fintor Platform) would be required to register as a securities exchange or qualify and register as an alternative trading system, either of which could cause our Manager to stop operating. Further, if our Manager is found to be in violation of the Exchange Act due to operation of an unregistered exchange, it could be subject to significant monetary penalties, censure or other actions that may have a material and adverse effect on our Manager and may require it to stop operating, meaning we would not have an entity with overall oversight of the Company, or otherwise be unable to maintain the Fintor Platform.

The Fintor Platform is highly technical and may malfunction. The Fintor Platform is a complex system composed of many interoperating components and incorporates software that is highly complex. Our business is dependent upon the ability of the Manager and third-party service providers to prevent system interruption on the Fintor Platform. Software, including open source software that is incorporated into the code necessary for the Fintor Platform’s operation, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our Manager’s software code may only be discovered after the code has been released. Bugs in the Fintor Platform’s software, third-party software including open source software that is incorporated into its code, misconfigurations of its systems, and unintended interactions between systems could cause downtime that would impact the availability of service to platform users. Any errors, bugs, or vulnerabilities discovered in code or systems for the Fintor Platform after release could result in an interruption in the availability of the Fintor Platform or a negative experience for users and Investors and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of platform users, loss of revenue or liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results.

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Potential breach of the security measures of the Fintor Platform could have a material adverse effect on our company, each series, and the value of your investment. The highly automated nature of the Fintor Platform through which potential Investors may acquire or transfer Interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. The Fintor Platform processes certain confidential information about Investors, the property sellers, and the Properties. While we intend to take commercially reasonable measures to protect the confidential information and maintain appropriate cybersecurity, the security measures of the Fintor Platform, the Company, the Manager, or any of their respective service providers could be breached. Any accidental or willful security breaches or other unauthorized access to the Fintor Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of the Manager’s and the Company’s trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Fintor Platform software are exposed and exploited, the relationships between the Company, Investors, users could be severely damaged, and the Company, or the Manager could incur significant liability or have their attention significantly diverted from utilization of the properties, which could have a material negative impact on the value of Interests or the potential for distributions to be made on the Interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Company, the third-party hosting used by the Fintor Platform and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause Investors, property sellers, or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the Fintor Platform. Any security breach, whether actual or perceived, would harm the reputation of the Manager, the Company, and the Fintor Platform and the Company could lose Investors and property sellers. This would impair the ability of the Company to achieve its objectives of acquiring additional Properties through the issuance of further series of Interests (as described in “Description of the Business – Business of the Company”).

Our business depends in large part on the integrity and performance of the technology, computer, and communications systems supporting them. If new systems fail to operate as intended or our existing systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in service outages, adverse effects on primary issuance or Trading Windows, through the Fintor Platform and during Trading Windows (as described in “Description of the Business – Anticipated Liquidity Platform”), resulting in decreased customer satisfaction and regulatory sanctions.

While we have programs in place to identify and minimize our exposure to vulnerabilities and to share corrective measures with our business partners, we cannot guarantee that such events will not occur in the future. Any system issue that causes an interruption in services, including the Fintor Platform, decreases the responsiveness of our services or otherwise affects our services could impair our reputation, damage our brand name, and negatively impact our business, financial condition, and operating results.

The ongoing COVID-19 pandemic may have a material adverse impact on our results of operations. The impact of the COVID-19 pandemic, measures enacted and implemented from time to time to prevent its spread, and actions taken by governments in response to the pandemic could materially negatively impact our ability to implement our business plan, our results of operations, financial condition and liquidity in a number of ways, including:

●	disruptions and volatility in the capital markets and local and macro-economic level, caused by general uncertainty, supply chain, inflation risks, and labor market constraints that are direct or indirect results of the pandemic;

●	changes in rental market availability generally due to local moratoria on evictions or other government actions taken in response to the pandemic or variants thereof;

●	a decrease in our series’ revenues as a result of the inability of tenants in our properties to pay their rent timely if at all and the geographic concentration of our Series Properties;

●	changes in residential preferences may make it less likely that home renters would want to live in the regions where our Series Properties are located; and

●	an inability to enforce residents’ or tenants’ contractual rental obligations or limits on our ability to raise rents upon lease renewals due to restrictive measures imposed by local, regional or national governmental authorities.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments including the duration, spread and intensity of variants of the virus that emerge from time to time, the continued effectiveness of the vaccines developed to prevent the spread of COVID-19 and the level of vaccine adoption in the markets in which we operate, and the direct and indirect adverse economic effects stemming from the pandemic (such as inflation and labor shortages) all of which are uncertain and difficult to predict. Due to the fluid nature of the pandemic and its economic impacts, we are not able at this time to estimate the ultimate effect of these factors on our business, but the adverse impact on our business and our properties, results of operations, cash flows and financial condition could be material.

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If our Manager is unable to protect its intellectual property rights, our competitive position could be harmed. Our ability to compete effectively is dependent in part upon our Manager’s ability to protect its proprietary technology. Our Manager relies on trademarks, trade secret laws, and confidentiality procedures to protect its intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. To prevent substantial unauthorized use of its intellectual property rights, it may be necessary to prosecute actions for infringement or misappropriation of our proprietary rights against third parties. Any such action could result in significant diversion of resources and management’s attention, and there can be no assurance we will be successful in such action.

We are reliant on the Manager and its personnel. Our business and operations could be adversely affected if the Manager loses key personnel. The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager to source, acquire and manage the properties and for the Company to maintain the Fintor Platform. As the Manager has only been in existence since October 2020 and is an early-stage startup company, it does not have significant operating history. In addition, the success of the Company (and therefore, the Interests) will be highly dependent on the expertise and performance of the Manager and its affiliates and other professionals (which include third parties) to source, acquire, and manage the properties. There can be no assurance that these individuals will continue to be associated with or engaged by the Manager. The loss of the services of one or more of these individuals could have a material and adverse effect on the properties and, in particular, their on-going management and use to support the investment of Interest holders.

We are reliant on the Property Managers to generate income from the properties owned by each series. We will rely on a Property Manager in respect of the management of each property owned by a series. While the Manager will select Property Managers that it believes to be appropriate for that role, there can be no guarantee that a Property Manager will perform its functions in a competent manner or that any Property Manager will continue to be engaged by the Company. The loss of the services of a Property Manager could have a material and adverse effect on the properties and, in particular, their on-going management and use to support the investment of Interest holders.

Competition with other parties entering real estate investment, particularly residential home investments, may reduce the Company’s profitability. There are and will be other entities engaged in real estate investment, or in rental home investment, including financial institutions, many of which have greater resources than the Company does. Larger entities may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and built-in client base. Such competition could make it more difficult to obtain future funding, which could affect the company’s growth as a company.

The offering amount may exceed value of a property and if that property is sold before it appreciates or generates income, then investors will not receive the amount of their initial investment back. The size of certain Offerings may exceed the purchase price of the related property for a given series as at the date of such Offering, in part because the proceeds of the Offering will also be used to pay fees, costs, and expenses incurred in making the Offering and acquiring the property. If a property had to be sold and there has not been substantial appreciation of the value of the property prior to such sale, there may not be sufficient proceeds from the sale of the property to repay Investors the amount of their initial investment (after first paying off any liabilities on the property at the time of the sale, including but not limited to any remaining excess Operating Expenses, for which the Manager and its affiliates shall be reimbursed).

Excess Operating Expenses could materially and adversely affect the value of Interests and result in dilution to Investors. Operating Expenses related to a particular property of a particular series incurred post-closing shall be the responsibility of the series. However, if the Operating Expenses of a particular series exceed the amount of revenues generated from the property of such series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the particular series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement for any remaining excess Operating Expenses, or (c) cause additional Interests to be issued in such series in order to cover such additional amounts.

If there is an obligation to reimburse the Manager or its affiliates for Operating Expenses, this reimbursable amount between related parties would be repaid from the “Free Cash Flow” generated by the applicable property owned by a particular series and could reduce the amount of any future distributions payable to Investors in that series. If additional Interests are issued in a particular series, this would dilute the current value of the Interests of that series held by existing Investors and the amount of any future distributions payable to such existing Investors. Further, any additional issuance of Interests of a series could result in dilution of the holders of that series.

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Our Manager may sell its Interests post-closing, which may result in a reduction in value of your Interests if there are too many series interests available and not enough demand for those interests. Our Manager may from time to time sell its Interests or otherwise arrange for some of the Interests it holds in a specific series to be sold by a broker pursuant to a “10b5-1 trading plan.” Our Manager has no present intention to sell the Interests it expects to acquire, and any future sales would be based upon our potential need for capital, market prices of the Interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests. There is a risk that a sale by our Manager may result in too many interests being available for resale and the price of the relevant series interests decreasing as supply outweighs demand.

Risks Related to the Ownership and Operation of Real Property and the Company’s Business Plan

Each series of Interests is expected to invest only in a single property; therefore, your investment will not be diversified and will appreciate or depreciate based on the value of the Property regardless of market conditions. It is not anticipated that any series would own any assets other than a single property, plus potential cash reserves for maintenance, insurance and other expenses pertaining to the property and amounts earned by the related series from the monetization of the property, if any. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to the interests offered hereby.

Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline. The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such properties, which may lead to a decrease in the value of our assets. The value of a property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a property.

We may be unable to renew leases or re-lease space as leases expire. If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated home. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for our properties decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our interests and our ability to satisfy our debt obligations and to make distributions to our could be adversely affected.

The actual rents we receive for a property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow. As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of our properties compared to other, we may be unable to realize our estimated market rents for a property. In addition, depending on market rental rates at any given time as compared to expiring leases in our properties, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for a property, then our ability to generate sufficient cash flow from a property to satisfy debt obligations and other expenses related to that property.

Neighborhood and market indicators are subject to change. The Fintor Platform may contain certain information regarding the neighborhood and market in which a property is located from publicly available sources, such as unemployment information, vacancy rates, school sentiment, job growth and average monthly rent. These are lagging indicators and may be subject to change. Actual information regarding the neighborhood or market is likely to change before these indicators start to show any changes, and actual conditions could be materially worse than indicated by those indicators. Past indicators or trends regarding a particular marketplace or market are not necessarily indicative of how those indicators or trends may be reflected in the future. Any news regarding a market, neighborhood or property reflected on the Fintor Platform would be selected algorithmically and does not necessarily reflect all news that might be material regarding a particular market, neighborhood or property. Furthermore, nothing contained in any such news article should be construed as an endorsement by Fintor or any of its affiliates of any of the contents contained in such links.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties. A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time or if there is a high vacancy rate in a neighborhood where the property is located, we may suffer reduced revenues resulting in an inability to satisfy debt obligations and other expenses for that property and less (or no) cash available for distribution to our investors. In addition, the resale value of the property could be diminished because the market value of our properties may depend in part upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of our investors’ investment.

Further, a decline in general economic conditions could lead to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

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We may be required to make rent or other concessions or significant capital expenditures to improve the properties in order to retain and attract tenants, generate positive cash flow or to make real estate properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow. In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our interests.

Potentially high maintenance and insurance costs for the properties may adversely impact the value of the related series of Interest and the amount of distributions made holders of Interests. To protect and care for the Properties, the Manager must ensure adequate maintenance work and insurance coverage. The cost of care may vary from year to year depending on the amount of maintenance performed on a particular property, changes in the insurance rates for covering the properties and changes in the cost of maintenance for the properties. It is anticipated that as the Company acquires more properties, the Manager may be able to negotiate a discount on the costs of insurance and maintenance due to economies of scale. These reductions are dependent on the Company acquiring a number of properties and service providers being willing to negotiate volume discounts and, therefore, are not guaranteed.

If costs turn out to be higher than expected, this would impact the value of the Interests related to a property, the amount of distributions made to Investors holding the Interests, on potential proceeds from a sale of the property (if ever), and any capital proceeds returned to Investors after paying for any outstanding liabilities, including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligation.

Restoration or repair of a Property may result in a decrease in the value of that Property. From time to time in the ordinary course of owning real property assets we expect to undertake restoration or repair of the properties (e.g., due to natural wear and tear and through the use of the properties). Where we do so, we will be dependent on the performance of third-party contractors and sub-contractors and may be exposed to the risks that a project will not be completed within budget, within the agreed timeframe or to the agreed specifications. While we will seek to mitigate our exposure by negotiating appropriate contracts, any failure on the part of a contractor to perform its obligations could cause the particular property to be unavailable for use for a period of time (and thus decreasing rental income from that asset) or otherwise adversely impact the value of the properties and, therefore, the value of the series related to such property.

Insurance may not cover all losses, which may result in an operating loss and likelihood that distributions will not be made by us. Insurance of the Properties may not cover all losses. There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism, or acts of war, that may be uninsurable or not economically insurable. Inflation, environmental considerations and other factors, including terrorism or acts of war, also might make insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to any affected property. Furthermore, the series related to such affected Property would bear the expense of the payment of any deductible. Any uninsured loss could result in both loss of cash flow from and the value of the affected property and, consequently, the series that relate to such property.

The Company’s Properties are subject to the risks typically associated with real estate. The properties the Company acquires will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including: (i) natural disasters such as hurricanes, earthquakes and floods; (ii) various effects of pandemics, such as COVID-19; (iii) acts of war or terrorism, including the consequences of terrorist attacks; (iv) adverse changes in national and local economic and real estate conditions; (v) an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants; (vi) changes in interest rates, governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability; (vii) costs of remediation and liabilities associated with environmental conditions affecting properties; and (viii) the potential for uninsured or underinsured property losses.

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Competition may impede our ability to attract or retain tenants or re-lease space, which could adversely affect our results of operations and cash flow. The leasing of residential real estate is highly competitive. We will compete based on a number of factors that include location, rental rates, security, suitability of a property’s design to prospective tenants’ needs and the manner in which a property is operated and marketed. The number of competing properties could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties. If other lessors and developers of similar spaces in our markets offer leases at prices comparable to or less than the prices we offer on the properties we acquire, we may be unable to attract or retain tenants or re-lease space in our properties, which could adversely affect our results of operations and cash flow.

The Company may decide to sell a property which could conflict with an investor’s interests. The Company may determine when to sell any property at any time in accordance with the management rights afforded to the Manager. Investors will not have a say in this decision. The timing and decision to sell a property may conflict with investors’ personal interests, beliefs or theories regarding the real estate market. Further, it is possible the sale was not done at an optimal time. In any case, investors would not have any cause of action against the company or manager for such sales.

Costs imposed pursuant to governmental laws and regulations may reduce the Company’s net income and the cash available for distributions to its investors. Real property and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to protection of the environment and human health. The Company could be subject to liability in the form of fines, penalties, or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation, and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liabilities on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of the Company’s tenants, the condition of properties at the time the company buys them, operations in the vicinity of its properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect its properties. The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder the company’s ability to sell, rent, or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages the company must pay will reduce its ability to make distributions and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the company’s investors. Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage, or natural resource damage claims could reduce the amounts available for distribution to you.

We may fail to successfully operate acquired properties, which could adversely affect us and impede our growth. The Manager’s ability to identify and acquire properties on favorable terms and successfully develop, redevelop or operate them may be exposed to significant risks. Agreements for the acquisition of properties are subject to customary conditions to closing, including completion of due diligence investigations and other conditions that are not within our control, which may not be satisfied. We may be unable to complete an acquisition after incurring certain acquisition-related costs. In addition, if mortgage debt is unavailable at reasonable rates, we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all. We may also spend more than budgeted to make necessary improvements or renovations to acquired properties and may not be able to obtain adequate insurance coverage for new properties. Any delay or failure to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our interests.

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Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow. Each series generally will be required to pay state and local taxes on its property. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our interests and our ability to satisfy our principal and interest obligations and to make distributions to our investors could be adversely affected.

Our targeted investments may include condominium interests or be subject to homeowners’ associations. Condominium interests are subject to special risks that may reduce your return on investment. Our targeted investments may include condominium interests, which is a type of common ownership interest. Common ownership interests are subject to special risks that may reduce your return on investment. For example, common ownership interests are governed by associations which we, as a condominium unit owner, have a vote. We may be outvoted by the other members of the condominium respecting matters that materially impact the management, appearance, safety or financial soundness of the dwelling or of the association.

The value of common ownership interests may be decreased by the default of other interest holders on their homeowners association (“HOA”), fees or similar fees. If enough holders default on their fees, the HOA’s liquidity and net worth may decrease dramatically. If the HOA or board is forced to foreclose on any delinquent interests representing the condominium interests, a lowered value realized at the foreclosure sale may adversely impact the market value of every other unit.

We, as a common ownership interest owner, will also be required to pay HOA fees. If we default in our payment, we may be obligated to pay financial penalties or, in severe circumstances, our unit may be foreclosed on by the board or the HOA. If the board or HOA is mismanaged or if the applicable property suffers from neglect or deferred maintenance, HOA may increase, which may reduce our cash flow from operations and your ability to receive distributions.

Real estate investments are relatively illiquid and may limit our flexibility. Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. When we sell any of our assets, we may recognize a loss on such sale. These potential difficulties in selling real estate may limit our ability to promptly change, or reduce our exposure to, the properties we acquire in response to changes in economic or other conditions.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the residential real estate market, which could hinder our ability to implement our business strategy and generate returns to you. The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, may result in a general decline in acquisition, disposition, and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce the value of our Interests.

During an economic downturn, it may also take longer for us to dispose of real estate assets or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values or rents. Further, to the extent we utilize leverage, our exposure to adverse general economic conditions will be heightened.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under secured loans, the lenders will be entitled to proceed against the collateral granted to them to secure the debt owed.

The use of leverage to acquire certain properties subjects a series to various risks. Certain properties will be financed, in part, through loans from third party financial institutions. Certain of those borrowings will be on a secured basis, and loans may be at fixed or variable rates of interest. Borrowing gives rise to interest expense and may require the payment by a series or its related entities to pay fees. The use of debt financing increases exposure to adverse economic factors such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of such investment. In addition, if there is a shortfall between the cash flow from the a property and the cash flow needed to service indebtedness related to that property, then the amount available for distributions to the members will be reduced. Further, the use of debt financing increases the risk of loss because defaults on indebtedness secured by the applicable property may result in the lender initiating foreclosure actions against the assets pledged as collateral for the applicable loan(s).

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Risks Related to this Offering and Ownership of our Interests

There can be no assurance that an active trading market for the Interests will develop. We have no obligation to register the Interests for resale under the Securities Act. The Interests will not be listed on any national securities exchange. The Interests will generally not be transferable except through an alternative trading system made available through the Fintor Platform, to the extent such component of the Fintor Platform is established and maintained. An active trading market for any series of our Interests may not develop or be sustained. If an active public trading market for our Interests does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price. Even if an active market does develop, the market price could decline below the amount you paid for your interests. Our Manager created the Fintor Platform, which, in part, serves to communicate buy orders and seller orders to a broker that operates an alternative trading system which may permit some liquidity for interest holders, but there is no assurance that an active market for resales of interests will develop. Further, without the Fintor Platform, it may be difficult or impossible for you to dispose of your Interests.

If an active market ever develops for our Interests, the market price and trading volume may be volatile. If the market develops for our interests, the market price of our Interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, the properties or the series, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our interests may decline as well.

In addition, fluctuations in operating results of a particular series or the failure of operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn, changes in the laws that affect our operations, competition, compensation-related expenses, application of accounting standards, seasonality, and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

If we are unable to raise sufficient proceeds from this Offering, we may be unable to pay our debt obligations as they come due, which could result in the loss of series properties and/or force us to cease operations. As more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” certain of the series properties were acquired utilizing funds secured through loans. Although we expect to repay these debt obligations from rental income from the applicable properties, we may need to use a portion of the proceeds from this Offering to repay this indebtedness and/or generate additional revenue to meet these repayment obligations as they come due. Further, because the loans are secured by the respective series property, if we fail to raise sufficient proceeds in this Offering or otherwise raise or generate the capital required to repay any of these loans in a timely manner, the lender may foreclose on the loan and seize the applicable series property, in which case we could be forced to curtail or operations, or in the case of the affected series suspend or cease operations. If we are unable to raise sufficient proceeds from this Offering as necessary to avoid such an outcome, you could lose all or part of your investment.

There may be state law restrictions on an investor’s ability to sell its Interests, making it difficult to transfer, sell or otherwise dispose of our interests. Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. Although the initial offering and sale of Interests is expected to qualify for an exemption that is not determinative as to whether there is an exemption in a given state to allow a holder to resell the Interests to a resident of a given state. There may be significant state blue sky law restrictions on an Interest holder’s ability to sell, and on purchasers to buy, Interests. Investors lack voting rights, and our manager may take actions that are not in the best interests of investors. Our Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors, and investors only have limited voting rights in respect of a series. Investors will therefore be subject to any amendments our Manager makes (if any) to the operating agreement and allocation policy and also any decision it makes in respect of our Company and a series which the investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions, and such amendments or decisions may not be in the best interest of all of the investors as a whole but only a limited number.

Furthermore, our manager can only be removed as manager of our company and each series in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company or a series. Investors would therefore not be able to remove our manager merely because they did not agree, for example, with how our manager was managing a property.

The Offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly. The price of the Interests is a derivative result of our negotiations with property sellers based upon various factors including prevailing market conditions, our future prospects and our capital structure, as well as certain expenses incurred in connection with the Offering and the acquisition of each property. These prices do not necessarily accurately reflect the actual value of the Interests or the price that may be realized upon disposition of the Interests.

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Any dispute regarding the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. Our Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial. Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an Interest holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern our Operating Agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the Operating Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to our Operating Agreement and our Interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Operating Agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation, or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an Investor to the extent a judge might be less likely than a jury to resolve an action in the Investor’s favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

We are offering our Interests pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our Interests less attractive to Investors as compared to a traditional initial public offering. As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements which may make an investment in our Interests less attractive to Investors who are accustomed to enhanced disclosure and more frequent financial reporting. The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include, without limitation, only needing to file final semiannual reports as opposed to quarterly reports and far fewer circumstances where a current disclosure would be required. In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is some regulatory uncertainty in regard to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. For example, a number of states have yet to determine the types of filings and amount of fees that are required for such an Offering. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the Interests, we may be unable to raise the funds necessary to fund future Offerings, which could impair our ability to develop a diversified portfolio of properties (across series) and create economies of scale, which may adversely affect the value of the Interests or the ability to make distributions to Investors.

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If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and may divert attention from management of the properties by the Manager and or could cause the Manager to no longer be able to afford to run our business. The Exchange Act requires issuers with more than $10 million in total assets to register its equity securities under the Exchange Act if its securities are held of record by more than 2,000 persons or 500 persons who are not “accredited investors.” While our Operating Agreement presently prohibits any transfer that would result in any series being held of record by more than 2,000 persons or 500 non-”accredited investors,” there can be no guarantee that we will not exceed those limits and the Manager has the ability to unilaterally amend the Operating Agreement to permit holdings that exceed those limits. Series may have more than 2,000 total Interests, which would make it more likely that there accidentally would be greater than 2,000 beneficial owners of or 500 non - “accredited investors” in that series. If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and may divert attention from management of the properties by the Manager or could cause the Manager to no longer be able to afford to run our business.

If the Company were to be required to register under the Investment Company Act or the Manager is required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series and the Manager may be forced to liquidate and wind up each series of Interests or rescind the Offerings for any of the series or the Offering for any other series of Interests. The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Manager is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company, the Manager has taken the position that the properties and related interests owned by any series of the Company are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus, the Company’s assets will consist of less than 40% investment securities under the Investment Company Act and the Manager are not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series and the Manager may be forced to liquidate and wind up each series of Interests or rescind the Offerings(s) for any of the series or the Offering for any other series of Interests.

Possible changes in Federal Tax Laws. The Code (as described in “U.S. Federal Income Tax Considerations”) is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any series of Interests of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Interests of one series for another might have been a non-taxable ‘like-kind exchange’ transaction, while transactions now only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an Investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Risks Related to Potential Conflicts of Interest

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our Manager. Our Operating Agreement provides that our Manager, in exercising its rights in its capacity as manager, will be entitled to consider only such interests and factors as it desires, including its own interests; will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors; and will not be subject to any different standards imposed by our operating agreement, the LLC Act or under any other law, rule, or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

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It is difficult to remove the Manager. Under the terms of the operating agreement, holders of Interests in each series may only remove the Manager by a vote of two-thirds of the holders of all interests in each series of our company voting together, in the event our Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series of interests or our company and which has a material adverse effect on the Company. Unsatisfactory financial performance does not constitute grounds to terminate and remove the manager under the operating agreement. These provisions make it difficult to end our company’s relationship with the Manager, even if holders of Interests believe that the Manager’s performance is not satisfactory. Furthermore, Interests held by the Manager or affiliates of the Manager may be voted against such removal.

A significant number of Interests in a series could be held by the Manager or its affiliates. There is no limitation on the number of Interests that may be owned by the Manager or its affiliates. In particular, if a series purchases its underlying property using proceeds of a promissory note from the Manager or an affiliate of the Manager, then the proceeds of that note may convert into Interests at the closing. In the very limited circumstances where Members may be permitted to vote, the Manager and its affiliates may also vote their Interests, which could differ than the desire of the holders of a majority of Members who are unaffiliated with the Manager. The Manager or its affiliates holding a material amount of the Interests also has the potential to reduce liquidity in the interests due to legal restrictions and because Regulation A Tier 2 limits the amount of qualified securities that can be resold by affiliates of the issuer.

We do not have a conflicts of interest policy. Our Company, our Manager, and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than our company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of the interests of each series. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

There are conflicts of interest among us, the Manager, and its affiliates. Each of persons that perform the functions of an executive officer or our company is an executive officer of the Manager. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arms’ length negotiations. Some of the conflicts inherent in our company’s transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of our interests.

The Operating Agreement provides the manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

●	the Manager or a manager affiliate will sell properties to, and acquire properties on behalf of the various series. The Manager will be setting the purchase price that a series will pay for such a property, which price may be higher than appraised values or comparable property prices.

●	the Manager, its executive officers and its other affiliates may continue to offer other real estate investment opportunities, including equity offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

●	the Manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the Manager, its executive officers or its other affiliates for their own benefit;

●	we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the manager would be able to negotiate with third party on an arm’s length basis; and

●	the Manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

Our Manager has the ability to unilaterally amend the Operating Agreement. As our Manager is party, or subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as manager of our company or a series or may amend it in a way that is not beneficial for all investors.

Potential concentration of voting power. Members will be able to vote on matters concerning the Company or a series in only a limited set of circumstances. The Manager will control most decisions, including decisions relating to the day-to-day operations of a series property. Even in situations where the Members vote on matters, a small group of Members with relatively large collective interests in the Company (or series thereof) could have the requisite percentage of votes to determine the outcome of such decisions. This may be exacerbated where the Manager or its affiliates participate in a series offering and acquire a large ownership stake in a series. Such a concentration of voting power, if it occurs, could have the effect of limiting the ability of Members with smaller interests to have a meaningful vote on matters requiring a vote of Members.

Ownership in multiple series may cause conflicts of interest. Our Manager or its affiliates is expected to acquire interests in each series for its own account and may transfer these interests, either directly or indirectly through brokers, via the Fintor Platform. Depending on the timing of the transfers, this could impact the interests held by the investors, such as driving down price because of supply and demand and over availability of interests). This ownership in each of the series may result in a divergence of interests between our manager and the investors who only hold one or certain series (e.g., our manager or one of its affiliates, once registered as a broker-dealer with the Commission, may disproportionately market or promote a certain series, in particular, where they are a significant owner, so that there will be more demand and an increase in the price of such series interests).

Conflicts may arise from allocations of income and expenses as between series. There may be situations when it is challenging or impossible to accurately allocate income, costs and expenses to a specific series, and certain series may get a disproportionate percentage of the cost or income, as applicable. In such circumstances, our manager would be conflicted from acting in the best interests of our company as a whole or the individual. While we presently intend to allocate expenses as described in “Description of the Business; Allocation of Expenses” our manager has the right to change this allocation policy at any time without further notice to investors.

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Conflicts may exist between legal counsel, our company, our manager and its affiliates. Our legal counsel is also counsel to our Manager, and may serve as counsel with respect to a series. Because such legal counsel represents both our company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, legal counsel may represent such other parties and not our company or a series. Legal counsel may, in the future, render services to us or other related parties with respect to activities relating to our company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with any offering and will not be representing interest holders of our company other than our manager, although the prospective investors may rely on the opinion of legal counsel with respect to the validity of the securities, which is filed as Exhibit 12.1 to the offering statement of which this offering circular forms a part. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our interests.

DILUTION

Dilution means a reduction in value, control or earnings of the interests the investor owns. As of the date of this Offering Circular, the Manager owns 100% of the Company’s membership interests. Those membership interests are not connected to any specific series Interests. There will be no dilution to any investors associated with any offering. However, from time to time, additional interests in each series offered hereby may be issued in order to raise capital to cover such series’ ongoing operating expenses. See “Description of Business—Operating Expenses” for further details.

Plan of Distribution and Selling Securityholders

We are managed by Fintor, Inc., or the “Manager”, which also serves as our managing member and the manager of each series. The Manager owns and operates the Fintor mobile app-based investment platform (as defined above, the “Fintor Platform”), through which Investors may indirectly invest, through a series of the Company’s Interests, in real property assets that have been historically difficult to access for many market participants. Through the Fintor Platform, Investors can browse and screen the potential investments and sign legal documents electronically. We intend to distribute the Interests exclusively through the Fintor Platform. Neither our Manager nor any other affiliated entity involved in the offer and sale of our interests is a member firm of Financial Industry Regulatory Authority, Inc. (“FINRA”) and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of our Interests.

The Company has engaged Dalmore Group, LLC (“Dalmore”), a broker-dealer registered with the Commission and a member of FINRA, to act as the broker-dealer of record for this Offering, but not for underwriting or placement agent services. As compensation, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the Offering to support the Offering on all invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company has paid Dalmore a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore, such as, among other things, preparing the FINRA filing. Dalmore will refund any fee related to the advance to the extent it is not used, incurred or provided to the Company. In addition, the Company will pay a one-time $20,000 consulting fee that will be due immediately after FINRA issues a No Objection Letter.

Each of the Offerings is being conducted under Regulation A under the Securities Act and therefore, only offered and sold to “qualified purchasers.” For further details on the suitability requirements an Investor must meet in order to participate in these Offerings, see “Plan of Distribution and Subscription Procedure – Investor Suitability Standards.” As a Tier 2 Offering pursuant to Regulation A under the Securities Act, each Offering will be exempt from state law Blue Sky registration requirements, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Interests are offered and sold only to “qualified purchasers” or at a time when our Interests are listed on a national securities exchange.

The Manager or its affiliates are expected to purchase a minimum of 1% of Interests of each series at the closing of its each offering at the same price as all other investors. The Manager may purchase greater than 1% of Interests of any series at the applicable closing, in its sole discretion, and the Manager’s ownership interest in certain series of Interests may exceed 10% (and is not subject to any ownership limitation). The Manager may sell its Interests from time to time after the closing of each offering. The Manager has no present intention to sell its Interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests.

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There will be different closing dates for each Offering. The closing of an Offering will occur on the earliest to occur of (i) the date subscriptions for the “Total Maximum Interests” for a series have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Total Minimum Interests of such series have been accepted. If closing has not occurred, an Offering shall be terminated upon (i) the date which is one year from the date this Offering Circular is qualified by the Commission which period may be extended with respect to a particular series by an additional six months by the Manager in its sole discretion, or (ii) any date on which the Manager elects to terminate the Offering in its sole discretion, such date not to exceed the date which is 18 months from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission.

The Interests are being offered by subscription only in the U.S. and to residents of those states in which the offer and sale is not prohibited. This Offering Circular does not constitute an offer or sale of any series of Interests outside of the U.S.

Those persons who want to invest in the Interests must sign a Subscription Agreement, which will contain representations, warranties, covenants, and conditions customary for private placement investments in limited liability companies, see “Plan of Distribution and Subscription Procedure – How to Subscribe” below for further details.

Each series of Interests will be issued in book-entry form without certificates.

The Manager or its affiliates, and not the Company, will pay all of the expenses incurred in these Offerings that are not covered by the Brokerage Fee, Acquisition Expenses, or up to 5% of gross offering proceeds per series which will be reimbursed to Manager for offering expenses, including fees to our legal counsel, but excluding fees for counsel or other advisors to the Investors and fees associated with the filing of periodic reports with the Commission and future blue-sky filings with state securities departments, as applicable. Any Investor desiring to engage separate legal counsel or other professional advisors in connection with this Offering will be responsible for the fees and costs of such separate representation.

In compliance with Rule 253(E) of Regulation A, we will revise the Offering Statement during the course of Offerings and whenever a new series of Interests is offered, information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but shall also provide updated financial statements and shall be filed as an exhibit to the Offering Statement and be requalified under Rule 252 of Regulation A.

Continuous Offering

Each offering will be a Continuous Offering pursuant to Rule 251(D)(3)(I)(F) and will commence within two calendar days after the qualification date of the offering statement of which this Offering Circular forms a part, and end no later than the second anniversary of the Qualification Date of the offering statement of which this Offering Circular forms a part. The Interests will not be offered or sold in the offerings on an “at the market” basis.

Investor Suitability Standards

The Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other Investors so long as their investment in any of the Interests of the Company (in connection with this series or any other series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any Investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such Investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential Investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the Investor must be a natural person who:

1.	has an individual net worth, or joint net worth with the person’s spouse or spousal equivalent, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence;

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2.	has earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year;

3.	holds in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status; or

4.	is a “family client,” as defined by the Investment Advisers Act of 1940, of a family office meeting the requirements in Rule 501(a) of Regulation D and whose prospective investment in the issuer is directed by such family office pursuant to Rule 501(a) of Regulation D.

If the Investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential Investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “Accredited Investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an Investor’s primary residence.

The Interests will not be offered or sold to prospective Investors subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

The Manager and Dalmore, in its capacity as broker of record for each Offering, will be permitted to make a determination that the subscribers of Interests in each Offering are “qualified purchasers” in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our Interests may involve significant risks. Only Investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Interests. See “Risk Factors.”

Minimum and Maximum Investment

The minimum subscription by an Investor in an Offering is one (1) Interest, and the maximum subscription by any investor will be limited to 10% of the total Interests being offered for such series, although such minimum and maximum thresholds may be waived or modified by our manager in its sole discretion. The Manager or its affiliates are expected to purchase a minimum of 1% of Interests of each series at the closing of its each Offering. The Manager may purchase greater than 1% of Interests of any series at the applicable closing, in its sole discretion, and may purchase greater than 10% of the total Interests being offered in a series if it waives the 10% ownership limitation described above.

Lock-up Period

The Company has a policy whereby the Manager and its affiliates are subject to a 90-day lock-up period starting the day of closing for any Interests which it purchases in an Offering.

Broker

Dalmore is acting as our executing broker in connection with the sale of our Interests pursuant to a Broker-Dealer Agreement. Pursuant to the agreement, Dalmore’s role in the offering is limited to serving as the broker of record, including processing transactions of potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. Dalmore will have access to the subscription information provided by investors and will serve as broker of record for each offering by processing transactions by investors through the platform technology. Dalmore will not solicit any investors on our behalf, act as underwriter or provide investment advice or investment recommendations to any investor.

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Dalmore is a broker-dealer registered with the Commission and a member of FINRA and SIPC and will be registered in each state where each offering and sale of Interests will occur, prior to the launch of each offering. Dalmore will receive the Brokerage Fee but will not purchase any interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any offering.

We agreed to indemnify Dalmore and each of its affiliates and their respective representatives and agents for any loss, liability, judgment, arbitration award, settlement, damage or cost (which we refer to as losses) incurred in any third-party suit, action, claim or demand (which we refer to, collectively, as a proceeding) arising out of our breach of any provision of the Broker-Dealer Agreement, our wrongful acts or omissions or this offering to the extent not based upon a breach of the agreement by Dalmore or the wrongful acts or omissions of Dalmore or Dalmore’s failure to comply with any applicable federal, state or local laws, regulators or codes in the performance of its obligations under the agreement. Dalmore agreed to indemnify us and each of our affiliates and their and our representatives and agents from any losses arising out of any proceeding arising out of Dalmore’s breach of the agreement or the wrongful acts or omissions of the Broker or the Broker’s failure to comply with any applicable federal, state or local laws, regulators or codes in the performance of its obligations under the agreement.

The Broker-Dealer Agreement has a twelve-month term beginning March 11, 2021 and will renew automatically for successive twelve-month terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Additionally, the agreement may be terminated by either party for breach, misrepresentation, failure to comply with legal requirements or insolvency.

Custodian

Prior to utilizing the ATS Platform, investors will be required to open an account with both Templum as introducing broker, and DriveWealth, LLC (“DriveWealth”) as custodian. Interests issued by a Series that trade on the ATS Platform will be settled through DriveWealth. DriveWealth is a broker-dealer registered with the Commission and a member of FINRA and the SIPC and is registered in every state plus the District of Columbia, Puerto Rico and the U.S. Virgin Island.

Escrow Agent

The Escrow Agent is Atlantic Capital Bank, N.A. who has been appointed as escrow agent for each offering pursuant to an escrow agreement among Dalmore, the Escrow Agent, our manager and each series (the “Escrow Agreement”). Copies of the escrow agreements for each series are filed starting with Exhibit 6.3 and onwards to the offering statement of which this Offering Circular forms a part.

Each series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in the “Plan of Distribution and Subscription Procedure – Fees and Expenses” section below; the Manager has agreed to pay and may not be reimbursed for fees due to the Escrow Agent.

Fees and Expenses

See “Use of Proceeds to Issuer” for a description of the specific expenses for each offering.

Brokerage Fee

As compensation for providing the services described in the Broker-Dealer Agreement to us in connection with each offering, Dalmore will receive a brokerage fee equal to 1.0% of the amount raised through each offering (the “Brokerage Fee”).

Each series of Interests will be responsible for paying the Brokerage Fee to Dalmore from the proceeds of the sale of Interests in each such series. The Brokerage Fee will be payable immediately upon the closing of each offering. The Brokerage Fee will be payable from the proceeds of such Offering.

In addition to the Brokerage Fee, the Company has agreed to pay Dalmore a consulting fee of $20,000 which will be due and payable within thirty (30) days after FINRA issues a no-objection letter and the Offering receives SEC qualification. Further, in connection with the execution of the Broker-Dealer Agreement, the Manager paid Dalmore a one-time advance payment of $5,000 for out-of-pocket expenses anticipated to be incurred by the Broker, such as costs related to preparing the FINRA filing, due diligence expenses, working with counsel to our manager and our company and other services necessary and required prior to the approval of this offering. The Manager will not be reimbursed for payment of any such fees or expenses.

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Dalmore does not operate the Fintor Platform and therefore will receive no brokerage fees in connection with the Fintor Platform. However, the Manager will pay, an annual licensing and service fee for technology tools to facilitate the transaction of securities on the Fintor Platform. In addition, a registered broker-dealer will be paid fees based on transaction volume initiated through the Fintor Platform, but only after certain volume thresholds are reached (the Manager intends to initially bear such fees, although, in the future interest holders may be obligated to cover all or a portion of such fees).

Offering Expenses

Each series of Interests will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the interests associated with that series (the “Offering Expenses”). Offering Expenses consist of underwriting, legal, accounting, escrow and compliance costs related to a specific offering. The Company will reimburse the Manager up to 5% of the gross offering proceeds per series offering for offering costs from the proceeds of each series offering.

As compensation for providing certain custodian services to the Company, the Custodian will receive a fee. Each series of Interests is expected to be responsible for paying its own custody fee to the Custodian in connection with the sale of Interests in that series, except if otherwise stated for a particular series. The custody fee will be payable from the proceeds of such Offering.

Acquisition Expenses

Each series of Interests will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the property related to such series incurred prior to the closing, including real estate brokerage and sales fees and commissions (but excluding the Dalmore brokerage fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the property was acquired using debt prior to completion of an offering), technology costs, and photography and videography expenses in order to prepare the profile for the property on the Fintor Platform and any blue sky filings required in order to be made available to investors in certain states (unless borne by the Manager, as determined in its sole discretion) and similar costs and expenses incurred in connection with the evaluation, discovery, investigation and acquisition of a Series Property (the “Acquisition Expenses”). The Acquisition Expenses will be payable from the proceeds of each Offering. See “Use of Proceeds to Issuer” for a description of the Acquisition Expenses for each offering.

Operating and Capital Reserve

Each series of interests will be responsible to have an operating and capital cash reserve which will be allocated to pay for on-going operating expenses of the series assets, including the property management fee, asset management fee, and property maintenance. The operating and capital reserve amount will be up to 5% of the gross offering proceeds per series offering.

Additional Information Regarding the Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this Offering Circular. Except as otherwise indicated, all information contained in this Offering Circular is given as of the date of this Offering Circular. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “Offering Circular Supplement” that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement. The Offering Statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the Commission and any Offering Circular Supplement, together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.

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The Offering Statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the Commission website at www.sec.gov or in the legal section for the applicable property on the Fintor Platform. The contents of the Fintor Platform (other than the Offering Statement, this Offering Circular and the Appendices and Exhibits thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

How to Subscribe

Potential investors who are “qualified purchasers” may subscribe to purchase the Interests. The subscription process for each Offering is a separate process. Any potential Investor wishing to acquire any series Interests must:

1.	Carefully read this offering circular, and any current supplement, as well as any documents described in the offering circular and attached as exhibits to the offering statement of which this offering circular forms a part or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in our interests is suitable for you.

2.	Review the subscription agreement (including the “Investor Qualification and Attestation” attached thereto), which was pre-populated following your completion of certain questions on the Fintor Platform application, and if the responses remain accurate and correct, sign the completed subscription agreement using electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3.	Subscribers will be required to open an account with DriveWealth. Funds may be required to be deposited into that brokerage account for up to two weeks prior to the closing of offering. Once the completed subscription agreement is signed, funds from your brokerage account with DriveWealth in an amount equal to the purchase price for interests you have applied to subscribe for (as set out on the front page of your subscription agreement) will be transferred from the subscriber’s brokerage account at DriveWealth into the escrow account. The Escrow Agent will hold such subscription monies in escrow until such time as your subscription agreement is either accepted or rejected by our manager and, if accepted, such further time until you are issued the interests.

4.	Our manager and Dalmore will review the subscription documentation completed and signed by you. You may be asked to provide additional information. Our manager will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any offering at any time prior to closing.

5.	Once the review is complete, our manager will inform you whether or not your application to subscribe for the interests is approved or denied and, if approved, the number of interests you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payment(s) (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. Our manager accepts subscriptions on a first-come, first-served basis subject to the right to reject or reduce subscriptions.

6.	If all or a part of your subscription is approved, then the number of Interests you are entitled to subscribe for will be issued to you upon the closing. Simultaneously with the issuance of the Interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable series as consideration for such interests.

By executing the subscription agreement, you agree to be bound by the terms of the subscription agreement and operating agreement. Our company, our manager and Dalmore will rely on the information you provide in the subscription agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for our manager and Dalmore to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued the interests, please notify our manager immediately using the contact details set out in the subscription agreement.

For further information on the subscription process, please contact our manager using the contact details set out in the “Where You Can Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with any series’ operating account, until if and when there is a closing with respect to that investor. When the Escrow Agent has received instructions from our manager that an offering will close and the investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of the applicable series. If an offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them, without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by our manager.

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No Refunds

Except in the case of an offering being terminated without a closing, or a prospective investor’s subscription not being accepted or being cut back due to oversubscription or otherwise, there will be no refunds.

Use of Proceeds to Issuer

Based on our current plan and assumptions regarding general economic conditions, our potential future revenue and expenditures, we intend to have the following allocation of the net proceeds of each offering. Various factors including but not limited to market conditions, business developments, generated cash by our operation will influence the timing and amount of our actual expenditures. The Manager reserves the right to modify the use of proceeds. The cost advanced by Manager including acquisition, operating and other costs will be reimbursed out of the net proceeds of each offering.

Series #SWEET

We estimate gross proceeds of approximately $394,875 for the offering of Series #SWEET interests, assuming the full amount of the offering is sold. The Manager anticipates the proceeds of the sale of the Series #SWEET interests will be utilized approximately as follows:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds
Property Acquisition (1)	$362,000	91.67%
Brokerage Fee	$3,949	1.00%
Operating & Capital Reserve (1) (3)	$8,501	2.15%
Offering Expenses (2)	$7,898	2.00%
Acquisition Expenses	$1,527	0.39%
Property Improvement and Enhancement (4)	$11,000	2.79%
Total Fees and Expenses (excluding operating & capital reserve)	$13.373	3.39%
Total Proceeds	$394,875	100%

(1)	Purchase price consists of a convertible note payable to our Manager.
(2)	We expect to reimburse the Manager for Offering Expenses actually incurred for the Offering of the Series #SWEET Interests in an amount up to 2% of the gross offering proceeds for that series. Our Manager will be responsible for any offering expenses in excess of that amount.
(3)	If acquisition expenses or property improvement expenses are lower than anticipated, the overage will be retained in the operating & capital reserve account.
(4)	Consists of light renovations and certain new appliances.

Series #BEGIN

The total cost to acquire and improve the Series #BEGIN Property, including applicable fees, expenses, improvement, and reserves is approximately $246,275.

We estimate that the gross proceeds of the offering of Fintor Assets LLC Series #BEGIN interests (“#BEGIN INTERESTS”) will be approximately $160,200, assuming the full amount of the offering is sold, and will be utilized approximately as follows:

Uses	Dollar Amount	Percentage of Gross Proceeds
Property Acquisition (1)	$94,725	59.1292%
Acquisition Expenses (2)	$5,484	3.4232%
Operating & Capital Reserve	$7,475	4.660%
Property Improvement (3)	$39,700	24.7815%
Brokerage Fee	$1,602	1.0000%
Offering Expenses (4)	$3,204	2.0000%
Sourcing Fee	$8,010	5.0000%
Total Fees and Expenses	$18,300	11.4232%
Total Proceeds	$160,200	100%

(1)	Fintor Assets, LLC, Series #BEGIN (“Series #BEGIN”) acquired the Series #BEGIN property from an unaffiliated seller for $210,500. The purchase price was funded through proceeds of a loan in the amount of $115,775 and a loan payable to our Manager, with the loan to our Manager to be repaid with offering proceeds and the loan to the third party to be repaid from revenues generated by the property.
(2)	Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.
(3)	The Manager expects that the Series #BEGIN property will incur approximately $39,700 of costs related to certain renovation projects or capital expenditures related to our acquisition of the #BEGIN Property.
(4)	We will reimburse the Manager for offering expenses actually incurred for the Series #BEGIN offering in an amount up to 2% of gross offering proceeds. Our Manager will be responsible for any offering expenses above this amount.

Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the Manager will be reimbursed out of the net proceeds of the Series #BEGIN offering.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Series #LEARN

The total cost to acquire and improve the Series #LEARN Property, including applicable fees, expenses, improvement, and reserves is $373,100

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We estimate that the gross proceeds of the offering of Fintor Assets, LLC, Series #LEARN interests (“#LEARN Interests”) will be approximately $202,600, assuming the full amount of the offering is sold, and will be used utilized approximately as follows:

Uses	Dollar Amount	Percentage of Gross Proceeds
Property Acquisition (1)	$138,600	68.4107%
Acquisition Expenses (2)	$11,238	5.5469%
Operating & Capital Reserve	$9,636	4.7562%
Property Improvement (3)	$26,918	13.2863%
Brokerage Fee	$2,026	1.000%
Offering Expenses (4)	$4,052	2.000%
Sourcing Fee	$10,130	5.000%
Total Fees and Expenses	$27,446	13.5469%
Total Proceeds	$202,600	100%

(1)	Fintor Assets, LLC, Series #LEARN (“Series #LEARN”) acquired the #LEARN property from an unaffiliated seller for $308,000. The purchase price was funded through proceeds of a loan in the amount of $169,400 and a loan payable to our Manager, with the loan to our Manager to be repaid with offering proceeds and the loan to the third party to be repaid from revenues generated by the property.
(2)	Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.
(3)	The Manager expects that the Series #LEARN property will incur approximately $26,918 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Fintor Assets, LLC, Series #LEARN.
(4)	We will reimburse the Manager for offering expenses actually incurred for the Series #LEARN offering in an amount up to 2% of gross offering proceeds. Our Manager will be responsible for any offering expenses above this amount.

Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Series #LEARN offering.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Series #GRAVY

The total cost to acquire and improve the Series #GRAVY Property, including applicable fees, expenses, improvement, and reserves is $286,198.

We estimate that the gross proceeds of the offering of Fintor Assets LLC Series #GRAVY interests (“Series #GRAVY Interests”) will be approximately $126,500, assuming the full amount of the offering is sold, and will be utilized approximately as follows:

Uses	Dollar Amount	Percentage of Gross Proceeds
Property Acquisition (1)	$68,442	54.104%
Acquisition Expenses (2)	$5,806	4.590%
Operating & Capital Reserve	$5,272	4.168%
Property Improvement (3)	$36,860	29.138%
Brokerage Fee	$1,265	1.000%
Offering Expenses (4)	$2,530	2.000%
Sourcing Fee	$6,325	5.000%
Total Fees and Expenses	$15,926	12.590%
Total Proceeds	$126,500	100%

(1)	Fintor Assets, LLC, Series #GRAVY (“Series #GRAVY”) acquired the Series #GRAVY property from an unaffiliated seller for $228,140. The purchase price was funded through proceeds of a loan in the amount of $159,698 and a loan payable to our Manager, with the loan to our Manager to be repaid with offering proceeds and the loan to the third party to be repaid from revenues generated by the property.
(2)	Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.
(3)	The Manager expects that the Series #GRAVY property will incur approximately $36,860 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Series #GRAVY property.
(4)	We will reimburse the manager for offering expenses actually incurred for the Series #GRAVY offering in an amount up to 2% of gross offering proceeds. Our Manager will be responsible for any offering expenses above this amount.

Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the Manager will be reimbursed out of the net proceeds of the Series #GRAVY offering.

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The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Series #IYKYK

The total cost to acquire and improve the Series #IYKYK Property, including applicable fees, expenses, improvement, and reserves is $329,530.

We estimate that the gross proceeds of the offering of Fintor Assets, LLC, Series #IYKYK interests (“Series #IYKYK Interests”) will be approximately $176,600, assuming the full amount of the offering is sold, and will be utilized approximately as follows

Uses	Dollar Amount	Percentage of Gross Proceeds
Property Acquisition (1)	$123,750	70.0736%
Acquisition Expenses (2)	$9,208	5.2140%
Operating & Capital Reserve	$8,014	4.5379%
Property Improvement (3)	$21,500	12.1744%
Brokerage Fee	$1,766	1.000%
Offering Expenses (4)	$3,532	2.000%
Sourcing Fee	$8,830	5.000%
Total Fees and Expenses	$23,336	13.2140%
Total Proceeds	$176,600	100%

(1)	Fintor Assets, LLC, Series #IYKYK acquired the Series #IYKYK property from an unaffiliated seller for $275,000. The purchase price was funded through proceeds of a loan in the amount of $151,250 and a loan payable to our Manager, with the loan to our Manager to be repaid with offering proceeds and the loan to the third party to be repaid from revenues generated by the property.
(2)	Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.
(3)	The Manager expects that the Series #IYKYK property will incur approximately $21,500 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Series #IYKYK property.
(4)	We will reimburse the Manager for offering expenses actually incurred for the Fintor Assets, LLC, Series #IYKYK offering in an amount up to 2% of gross offering proceeds. Our Manager will be responsible for any offering expenses above this amount.

Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the Manager will be reimbursed out of the net proceeds of the Series #IYKYK offering.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

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Description of THE Business

Overview

We are a Delaware series limited liability company that was formed to facilitate micro investments in specific real estate rental properties. The Company believes everyone should have opportunities to access the wealth creation and accumulation that investments in real property assets (the “Asset Class”) can provide. However, barriers to many segments of the population are high and, in general, the Asset Class offers less liquidity than many other asset classes. As a result, opportunities to invest in the Asset Class have been limited to a fraction of our global economy.

Fintor, Inc. is building the Fintor Platform with the intent to enable individuals to invest in the Asset Class. The Company’s mission is to democratize real estate rental property investing with the use of design, technology, and an advantageous and beneficial business model. All Interests will be initially offered through the Fintor Platform. The Fintor Platform aims to make the process of investing in the Asset Class more feasible by sourcing, analyzing, maintaining, and managing all of the properties on behalf of investors. The Fintor Platform is intended to be a leading dashboard for investing in the Asset Class as the Company’s community network expands.

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History and Structure

The Company was formed on March 15, 2021 as a Delaware series limited liability company. Each series of Interests will be separate from the other series. The Interests represent an investment in a particular series and, thus, indirectly the property owned by that series, and do not represent an investment in the Company or the Manager generally. The Company does not anticipate that any series will own any assets other than the property associated with such series. However, the Company expects that its operations, including the issuance of additional series of Interests and their acquisition of additional assets, will be beneficial to Investors by enabling each series to benefit from economies of scale (i.e. through utilizing various service providers across multiple properties).

The Company anticipates that its core competency will be identifying, acquiring, and marketing the real estate rental property investments to the benefit of the investors. The Fintor Platform aims to provide:

●	Investors with access to alternative real estate assets for investment, portfolio diversification;

●	A premium, highly curated and engaging experience; and

●	Greater market transparency and insights, increased liquidity, a streamlined and convenient sale process, and the ability to retain minority equity positions in assets through the Fintor Platform.

Investment Objectives

The Company’s primary investment objectives are to:

●	Realize growth in the value of the property investments and provide rental income to Interest holders;

●	Grow net cash from operations so more cash is available for distributions to Investors;

●	Preserve, protect and return Investors’ capital contributions; and

●	Maintain consistent cash flow for the Company and Investors.

The Company cannot assure Investors that it will attain any of these objectives or that the value of the properties will not decrease.

Investment Strategy

The Company’s investment strategy is to acquire real estate rental assets that focus primarily on single-family properties but may also include multi-family and other real estate properties, which could include other residential properties or commercial or other properties. The Company intends to utilize its proprietary technology and industry expertise to streamline the acquisition process.

The Company will focus on acquiring market-ready properties, including newly built-for-rent properties and existing income-generating properties. In particular, the Company will identify neighborhoods with growing rental income and capital appreciation potential based on the Company’s set of real estate and market data. The Company will reduce the chance of lack of rent or delinquent payments by targeting low-vacancy rate neighborhoods and selecting tenants with high credit.

The Company will focus on properties priced between sixty thousand dollars ($60,000) and eight hundred thousand dollars ($800,000) that are typically less than a hundred (100) years old. For property management, the Company will engage one or more third-party property management companies in the Company’s target cities. In addition, the assets that the Company acquires from channel partners (e.g., real estate builders) may already have property management service providers. The Company will treat each series as a separate legal entity, meaning the ongoing expenses for a property owned by a series will be paid through the series’ own saving account or a loan with payments coming from future rental income.

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Investment Process

The Company’s investment process leverages its network of real estate professionals, team members, and machine learning algorithms and data analysis to make investment decisions as follows:

●	Sourcing. The Company may use an in-house acquisition team using industry-leading analysis and screening tools, in-house machine learning algorithms, and collaboration with local real estate professionals to source and evaluate investment opportunities. The Company is monitoring different sources to find investment opportunities including individual homes listed on the Multiple Listing Services (MLS), bulk rental home portfolios, built-for-rent communities, partnerships with real estate development or investment companies and off-market deals sourced by staff and leads generated from the Company’s member network.

●	Due Diligence. The Company evaluates potential investments by reviewing the geographic market, the sub-market, and the property itself. The Company’s proprietary financial analysis will include projected rental rates and home values, relying on a combination of first-party data, automated valuation models, publicly-available third-party information and third-party independent appraisals or valuations. Property level analysis will assess risk factors including condition of title, structural defects in the home, degradation in the living space, environmental issues, permitting issues, and hazards and natural disasters.

●	Real Estate Investment Committee. Once the Manager’s real estate acquisition team recommends a home purchase, the real estate investment committee will review the due diligence materials and make a decision. The Company will only move forward with the decision if the Investment Committee agrees to the purchase and has no further questions.

●	Home Purchase. A real estate property will be acquired by the Manager or an affiliate of the Manager, or directly by the Company, and ultimately leased to a tenant, in most cases for or a minimum of twelve (12) months. Properties may be renovated or remodeled, and longer-term leases may be entered into under certain circumstances.

●	On-going Management. The Company has, and will, partner with one or more third-party independent property management firms for its properties. The property management firm will maintain books and records, inspect each property, ensure that it is properly maintained, handle maintenance requests, and be responsible for landlord and tenant compliance. We intend that our property management partners will utilize modern tech-enabled property management platforms with digital payment and communication features.

Plan of Operations

The Company intends to operate, and list, each of the series’ properties as rental units and following the closing of each property, list the unit for rent with a local leasing broker specialty leasing agent or property management company. The Company intends to hold each property for three (3) to seven (7) years, during which time, the Company will operate the property as a rental income property. During this period, the Company intends to distribute any free cash flow to investors.

As each of the series’ properties reaches what the Company believes to be its optimum value, the Company will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected local and macro-level economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, existing and future capital projections for the property, and how any existing and future leases on a property may impact the potential sales price. The Manager may determine that it is in the best interests of members to sell a property earlier than three (3) years or to hold a property for more than seven (7) years.

The Company plans to launch a number of additional series and related offerings in the next six (6) to eighteen (18) months. To date, the Company does not know how many series will be created and offered. However, in any case, the aggregate dollar amount of all of the series Interests that will be sold within the six (6) to eighteen (18) month period following qualification of the Company’s Form 1-A by the SEC will not exceed the maximum amount allowed under Regulation A. The proceeds from any offerings closed during the next six (6) to eighteen (18) months will be used to acquire additional properties for the series conducting the offering.

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Competition

Although the Company believes its overall business model is unique in the Asset Class, there is potentially significant competition for the properties from many different market participants. Most of the Company’s current and potential competitors in the Asset Class, such as real estate development firms, private real estate funds, real estate investment trusts (REITs), domestic and foreign financial institutions, and individual investors, have significantly greater financial, marketing and other resources than the Company and may be able to devote greater resources sourcing the Assets that the Company competes for. In addition, almost all of these competitors have longer operating histories and greater name recognition than the Company does and are focused on a more established business model.

There are also start-up companies working on shared ownership of real estate assets, which might result in additional competition although very few of these models focus on the regulated securities market.

With the continued increase in popularity in the Asset Class, we expect competition for real estate rental assets to intensify in the future. Increased competition may lead to increased prices, which will reduce the potential value appreciation that Investors may be able to achieve by owning Interests in the Company’s Offerings and will decreased the number of high-quality assets the Company can securitize through the Fintor Platform. Competition may also impede the Company’s ability to attract or retain tenants, lease or re-lease spaces, or close on our target properties, which could adversely affect the results of operations and cash flow.

The leasing of residential real estate is highly competitive. The Company will compete based on a number of factors, including location, rental rates, security, operating expense; and cash flow. The Company’s believes that its business model will offer potential advantages to users of the Fintor Platform, including:

●	the ability for users to select which rental properties they would like to invest in on their fingertip;
●	passive quarterly rental income with use of leverage;
●	selective markets;
●	ease of use;
●	lower minimum investment amounts; and
●	the possibility to sell their investment if a secondary market evolves.

The Manager

The Company is managed by Fintor, Inc., a Delaware corporation. Pursuant to the terms of the Operating Agreement, the Manager will provide certain management and advisory services to the Company and to each of the series and their subsidiaries, if any, as well as a management team and appropriate support personnel.

The Manager is a technology-enabled asset management company that operates a mobile and web based investment platform, the Fintor Platform, used by our company for the offer and sale of interests in the series of our company.

Asset Acquisition

The Company (either directly or through the Manager or an affiliate thereof) plans to acquire properties through various methods including:

1.	Advance purchase: Here, the Company (or the Manager or an affiliate thereof) would acquire a property prior to the launch of the offering related to the series from a real estate seller. The Company may acquire the property using the proceeds of a promissory note made by the Manager or an affiliate, which note then may partially convert into Interests at or following the closing of the offering of the Interests.

2.	Option agreement: The Company (or the Manager or an affiliate thereof) would enter into an option agreement to get the right to acquire the property from a real estate seller without an obligation to purchase the asset.

3.	Purchase agreement: In this model, the Company (or the Manager or an affiliate thereof) enters into a purchase agreement to acquire a property from the real estate seller. If the agreement expires prior to the closing of the offering for the related series, the Company will be obligated to acquire the property prior to the closing.

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Market Selection

The Company intends to focus its business efforts on markets which exhibit one or more of the following characteristics:

●	Sufficient inventory to achieve scale in the local market;

●	Neighborhoods with high rent growth;

●	Job and income growth;

●	High rent to price ratio; and

●	Population growth, particularly with the younger generation.

The Company’s initial geographic market is expected to be Alabama, South Carolina, Ohio, Illinois, Mississippi, Kansas, Arizona, Georgia, Missouri, Florida, North Carolina, Texas, and Indiana (the “Target Areas”), although the Company may acquire properties in other states. We believe that these regions and markets offer strong growth in population, jobs, rental rates, and value in appreciation over the next decade.

The Company will revisit market statistics and market selection criteria from time to time. Selected markets may not necessarily meet every single criterion listed above. In the future, the Company may choose to enter additional geographic markets.

Leverage Policy

The Company anticipates the use of leverage from time to time to acquire properties and finance improvements to enhance total returns to our investors through a combination of different financing on our real estate acquisitions. The Company expects to not borrow more than eighty percent (80%) of the greater of cost (before deducting depreciation or other non-cash accounts) or fair market value of the properties. Leverage limits and terms will be determined and approved by the Manager.

Disposition Policies

The Company intends to hold the properties that it acquires for a period of three to seven years, although the Manager may elect to cause the Company to retain any property for a longer period. As each of the properties reach what the Company believes to be its optimum value, the Company will consider disposing of the property. The Company will evaluate current and future local and macro-level economic conditions, for example, the current and anticipated value of the applicable property based on the regional market and comparable properties, the status of the property yield, existing and future capital projections for the property as well as real estate inventory, rent growth, vacancy rate, income growth and other factors of the surrounding market. The Company will also consider the status of the current lease (or future leases) and the timeline for future potential renovations.

The Manager may determine that it is in the best interests of investors to sell a property earlier than three (3) years or to hold a property for more than seven (7) years. When the Company determines to sell a particular property, it will seek to achieve the optimal selling price that maximizes the capital appreciation for investors based on market conditions.

Property Disposition Fee

Upon the disposition and sale of a Series Property, that series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow, closing costs and other cost associated with disposition. It is expected that this disposition fee charged to a series will range from five to eight percent of the gross property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference as income. The primary factors that will affect the property disposition fee are the sales commissions commonly charged by brokers and real estate agents in a given local market, typical transaction related costs associated with a property sale which often vary by local market (such as title costs, taxes and recording fees (as noted above)), and seller concessions which vary based on the condition of the applicable property and local market conditions at the time of a sale and can include renovation costs, property taxes, inspection costs, appraisal fees, mortgage discount points, and moving assistance costs borne by the seller.

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Anticipated Liquidity Platform

Investors who wish to purchase interests in any of our completed series offerings are expected to have the opportunity to buy and sell in the secondary market certain of our series interests through the Alternative Trading System, or ATS, operated by Templum (the “Templum ATS”). Templum is a broker dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, or FINRA, and the Securities Investor Protection Corporation, or the SIPC.

To facilitate secondary market trading in our series interests, we are making available on the Fintor Platform a user interface that will allow interest holders to submit buy orders and seller orders of the interests, and that interface will seek to automatically match orders displayed at the same price. Orders submitted to the Templum ATS are binding. Templum has entered into a clearing agreement with DriveWealth, which will provide brokerage and custodial services in connection with the Templum ATS. Prior to utilizing the Trading Platform, investors will be required to open a brokerage account with both Templum (as introducing broker) and DriveWealth (as custodian). Transactions will be executed through the Templum ATS and settled through DriveWealth. Neither we nor our manager or any affiliated series issuer will execute any such secondary market transactions or receive, transfer or hold funds or securities as an incident to the operation of the Templum ATS. Additionally, neither we nor our manager or any affiliated series issuer will make any recommendations regarding the purchase or sale of interests through the Templum ATS or receive any compensation from the Templum ATS.

Although the Manager is providing this interface in connection to the Templum ATS to facilitate trading in our series interests, currently there is no established public market for any of our series interests, and there can be no assurance that a resale market in any such interests will develop or be sustained in the foreseeable future. If an active public market in our series interests does not develop or is not sustained, it may be difficult or impossible for you to resell your series interests at any price.

With respect to the outstanding Interests, the process of matching of buy orders and sell orders would occur during set time periods (each, a “Trading Window”) The Trading window is anticipated to open for the Interests of a particular series monthly. Each Trading Window is expected to remain open for one or two days during these hours. However, our Manager, may change that frequency and duration of the trading windows. The process will be coordinated with Templum (or other broker-dealer engaged for secondary trading).

The Fintor Platform will merely act as a user interface to allow interest holders to submit binding buy orders and sell orders for their interests, and, provide for the potential automated matching of orders. For the avoidance of doubt, all transfers of cash or Interests will be performed by a broker-dealer or another appropriately-licensed third party, at the direction of an investor. For the purposes of the trading accomplished via the Fintor Platform the Fintor Platform will merely act as a user interface to the Templum ATS.

Secondary Trading by the Manager

The Manager may act as a buyer or seller of Interests in any given series during the above Trading Windows or through an ATS. Our Manager intends to put in place internal policies and procedures that prevent our Manager from making any secondary sales or purchases when in possession of material, non-public information.

Description of the Property Management Agreement

The Company expects to appoint a third-party property management company to manage each property according to our property management agreement. The services provided by the Property Manager will include, but not limited to:

●	Managing the leasing and marketing of a property;

●	Routine property maintenance and responding to tenant maintenance requests;

●	Collecting rent and maintaining books and records; and

●	Handling tenant move-in and move-out.

Each property management agreement will terminate on the earlier of: (i) the Manager’s discretion to terminate a property management agreement at predetermined renewal periods or by paying a termination fee, (ii) after the date on which the relevant Series Property has been liquidated and the obligations connected to the Series Property (including contingent obligations) have been terminated, (iii) the removal of the manager of our company and thus of all series (if the property manager is the Manager), (iv) upon notice by one party to the other party of a party’s material breach of a property management agreement, or (v) such other date as agreed between the parties to the property management agreement.

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Each series will indemnify the property manager out of its assets against all liabilities and losses (including amounts paid in respect to judgements, fines, penalties or settlement of litigation) in their role as property manager under the respective property management agreements with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator, or other tribunal of competent jurisdiction to constitute fraud, willful misconduct, or gross negligence.

Property Management Fee

As compensation for the services provided by the Property Manager, each series will be charged a property management fee equal to ten percent (10%) of rents collected on a series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the ten percent (10%) charged to the series, the manager will receive the difference as income in consideration for services the manager provides to identify a property manager and manage the on-going relationship with each property manager.

If a series property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

Asset Management Fee

Each series will pay the Manager an annual asset management fee equal to one percent (1%) of the actual capital contributions to that series. This fee will be paid out of the net operating rental income of a series.

Operating Expenses

Each series of our company will be responsible for the following costs and expenses attributable to the activities of our company related to such series (“Operating Expenses”):

●	any and all fees, costs and expenses incurred in connection with the management of a property, including Monthly Management Fees, Home Ownership Association fees, income taxes, marketing fees, security and maintenance fees;

●	any fees, costs and expenses incurred in connection with preparing any reports and accounts of each series, including any blue sky filings required in order for a series to be made available to investors in certain states and any annual audit of the accounts of such series (if applicable) and any reports to be filed with the SEC including periodic reports on Forms 1-K, 1-SA and 1-U;

●	any and all insurance premiums or expenses, including directors’ and officers’ insurance for the directors and officers of the Manager or a property manager, in connection with the Series Property;

●	any withholding or transfer taxes imposed on our company or a series or any of the members as a result of its or their earnings, investments or withdrawals;

●	any governmental fees imposed on the capital of our company or a series or incurred in connection with compliance with applicable regulatory requirements;

●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or a property manager in connection with the affairs of our company or a series;

●	the fees and expenses of any administrator, if any, engaged to provide administrative services to our company or a series;

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●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a series;

●	the cost of the audit of the Company’s annual financial statements and the preparation of its tax returns and circulation of reports to members of the Company;

●	the cost of any audit of a series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a series and circulation of reports to investors;

●	any indemnification payments to be made pursuant to the requirements of the Operating Agreement;

●	the fees and expenses of our company’s or a series’ counsel in connection with advice directly relating to our company’s or a series’ legal affairs;

●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of our company or a series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a Series Property and cannot be covered by any Operating Expense reserves on the balance sheet of such Series Property, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Series Property (which we refer to as Operating Expenses Reimbursement Obligation(s)), or (c) cause additional interests to be issued in the such series in order to cover such additional amounts.

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Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from Series Properties and any indemnification payments made by the Manager will be allocated among the various series interests in accordance with the Manager’s allocation policy set forth below. The allocation policy requires the Manager to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series. If, however, an item is not allocable to a specific series but to our company in general, it will be allocated pro rata based on the value of the Series Properties or the number of properties, as reasonably determined by the manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue expense is not clearly allocable to a specific Series Property)
Revenue:	Each of the series will have monthly rental income from the Series Property.	Allocable directly to the applicable Series Property

Acquisition Expenses:

Appraisal and valuation fees (if

incurred pre-Closing and to be borne

by the purchaser)

Appraisal and valuation fees (if

incurred post-Closing)

Pre-Purchase Inspection

Closing Costs (if to be borne by the

purchaser

Interest expense, if any, when an

underlying Series Property is

purchased by a series through a loan

prior to the closing of a series

offering

Allocable directly to the applicable Series Property

Allocable directly to the applicable Series Property

Not allocable; to be borne by the property seller

Allocable directly to the applicable Series Property

Allocable directly to the applicable Series Property

Offering Expenses*

Legal expenses related to the

preparation of regulatory paperwork

(offering materials) for a series

Audit and accounting work related to

the regulatory paperwork or a series

Compliance work including diligence

related to the preparation of a series

Insurance of a Series Property as at

time of acquisition

Broker fees other than cash

commissions (e.g., expense

reimbursement)

Brokerage fee payable per filing of a

Form 1-A Post-Qualification

Amendment

Preparation of marketing materials

Not allocable; to be borne by the Manager

Allocable directly to the applicable Series Property

Allocable to the series

Allocable directly to the applicable asset

Allocable to the series

Allocable directly to the applicable series

Allocable to the series

Sourcing Expenses**	Sourcing Fee to the Manager (when such fee is not waived)	Allocable to the series

Operating Expenses:	Asset Management Fees Property Management Fees Audit and accounting work related to the regulatory paperwork of a series Security (e.g., surveillance and patrols) Maintenance

Allocable directly to the applicable Series Property

Allocable directly to the applicable Series Property

Allocable pro rata to the number of Series Properties

Allocable pro rata to the value of each Series Property

Allocable directly to the applicable Series Property

*	The Company will reimburse the Manager up to 5% of the gross offering proceeds per series offering for offering costs from the proceeds of each series offering.

**	The Company will pay the Manager up to 10% of the gross offering proceeds per series offering for offering costs from the proceeds of each series offering; although the Manager may waive or reduce the fee.

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the investors.

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The Fintor Platform

Fintor Inc., the Manager, owns and operates a mobile application investment platform (as defined above, the “Fintor Platform”). Through the use of the Fintor Platform investors can browse and screen the investments offered by each of our series, whether current or to be formed by our company in the future, and sign legal documents to purchase series interests, electronically.

Employees

Our company does not have any employees. All of the officers of our company are employees of the Manager.

Legal Proceedings

None of our company, any series, the Manager, or any director or executive officer of our company or the Manager is presently subject to any material legal proceedings.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with the Manager and its affiliates and our officers or directors who are also officers or directors of the manager. Conflicts may include, without limitation:

●	Each of the persons performing the functions of our executive officers will also serve as an officer of the Manager and its affiliated entities. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the manager or affiliates of the Manager, which were not negotiated at arm’s length, and their terms may not have been as favorable to us as if they had been negotiated at arm’s length with an unaffiliated third party. The Manager is not required to make available any particular individual personnel to us.

●	Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the manager will dedicate to the management of our business. Accordingly, we may compete with manager and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned or managed by the manager or one of its affiliates, which we refer to collectively as the manager-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

●	Some or all of the series will acquire their properties from the Manager or from an affiliate of the Manager, who, in certain cases may initially purchase a property and then sell or otherwise contribute that property to the Company. In such a case, prior to a sale to a series, the Manager will acquire a property, and may also repair and improve the property, and seek to place a tenant in the property. The Manager will then resell the property to a series at a value determined by the manager or affiliate of the Manager, may reflect a premium over the manager’s investment in the property. Accordingly, because the Manager will be an interested party with respect to a sale of a property that it owns to a series, the manager’s interests in such a sale may not be aligned with the interests of the series or its investors. There can be no assurance that a property purchase price that a series will pay to the Manager will be comparable to that which a series might pay to an unaffiliated third-party property seller.

●	The Manager may in the future form or sponsor additional real estate focused investment vehicles, which could have overlapping investment objectives. To the extent we have sufficient capital to acquire a property that the manager has determined to be suitable for us, that property will be allocated to us.

●	The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. The Manager’s liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the manager’s duties under the operating agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

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Whenever a conflict of interest exists or arises between the Manager and the Company, a series or an Interest holder, the Manager will resolve the conflict of interest, take the action or provide the terms, considering in each case the relative interest of each party (including its own interest) to the conflict, agreement, transaction or situation and the benefits and burdens relating to the interests, any customary or accepted industry practices, and any applicable generally accepted accounting practices or principles. In the absence of bad faith by the Manager, the resolution, action or terms taken or provided by the Manager will not constitute a breach of the Operating Agreement or of any other duty or obligation of the Manager.

The Company, its series, the Manager (and its affiliates) may not have separate legal counsel in the future. Certain conflicts of interest may exist and may arise. Legal counsel is not representing any prospective investors of any series in connection with the Offerings. Prospective investors are advised to consult their own independent counsel with respect to the legal and tax implications of an investment in any series.

Description of series Properties

Series #SWEET

Property Overview

Fintor Assets, LLC, Series #SWEET was established to allow investors to own a fraction of the single-family home located at 3201 Jordan Farm Circle, Huntsville, Alabama.

The property is located at 3201 Jordan Farm Circle, Huntsville, Alabama 35811. The property is a new construction that has never been occupied. The home consists of four bedrooms, 2.5 bathrooms, and 2,572 sq. ft. with a large living room, and a large kitchen. The features of the house include granite counters, stainless steel appliances, a kitchen island, a large walk-in closet and full brick exterior.

Property Name:	#SWEET
Address:	3201 Jordan Farm Circle, Huntsville, Alabama 35811
Property Type	Single Family Residential
Year Built:	2021
Bedrooms:	4
Baths:	2.5 (one full, one 3/4, one half)
Square Footage:	2,572 sq. ft
Lot Size:	13,068 sq. ft
Parking:	Garage (multi-car)
Features	● New construction
● Stainless steel appliances
● Washer and dryer
● Granite countertops
● Large walk-in closet
● Full brick

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Neighborhood Overview

Huntsville is a city centrally located in the northernmost part of the state of Alabama. It is located in Madison County and extends west into neighboring Limestone County. Huntsville is the largest city in Alabama. The 2020 census estimated the city population at 215,006, which represents a 20% increase from the 2010 census. More than 1.2 million people reside in the Huntsville metropolitan area. The median household income in Huntsville, Alabama in 2019 was $54,342, which was 4.8% more than the median annual income of $51,734 across the entire state of Alabama.

Certain economic indicators show that the Huntsville area, in general, has trends of strong growth. For example, based on publicly available information from 2018 to 2019, employment in the city grew at a rate of 3.11%. The largest employment sectors are reported as being professional, scientific, & technical services, health care and social assistance, and retail trade. The largest employers in the Huntsville metropolitan area reported as being the U.S. Army - Redstone Arsenal, NASA - Marshall Space Flight Center, Huntsville Hospital, Huntsville city schools, The Boeing Company, the City of Huntsville, and Science Applications International Corporation. In addition, the Mazda Toyota U.S. manufacturing facility in the area and Facebook data center in the area was recently constructed.

Housing Overview

The housing market and demand have been growing in the Huntsville, Alabama metropolitan area. The average single family home value in Huntsville is $287,000 based on the Zillow Home Value Index, which is approximately a 20% increase year-over-year in the last three years. Also, according to Zillow, the average number of days a property sat on the market in 2021 was 13, representing a 53.4% decrease from 27 days on the market in 2020. Huntsville is currently deemed by many to be a seller’s market based on housing supply. The average number of residential units available for sale in 2021 decreased by 35.3% from 2020 because, among other things, developers have not been able to keep up with the demand.

Due to the increase in demand and shortage of housing, the rental market in Huntsville has been one of the most attractive investment markets in the country. Another important factor with respect to a rental market is the ability to increase rent year-over-year. Based on Zillow, average rent in the Huntsville market increased by an average of 20% year-over-year from April 2021 to April 2022, and the median rent in Huntsville is estimated to be approximately $1,577 per month.

Comparable Sales

The following comparable properties are in the same neighborhood as the #SWEET property and with similar characteristics that have sold within the last year, on the dates and for the prices as described below. Due to the #SWEET property being new construction, limited comparables are available.

Address	Sale Price	SQF	Price PSF	Sales Date
212 Dinner Tree Sq.	$323,000	2,359	$136.9	10/2021
220 Dinner Tree Sq.	$321,700	2,359	$136.4	06/2021
300 Dinner Tree Sq.	$310,000	1,976	$156.9	21/2021
167 Patdean Dr.	$349,900	2,356	$148.5	6/2021

Fintor Assets, LLC Series, #SWEET closed the purchase of the house for $362,000 on April 4, 2022 at a price of $140.7 per square foot.

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Property Condition and Neighborhood Information

The Fintor Assets, LLC, Series #SWEET property received the inspection report on March 11, 2022 providing that the property is a new construction with no obvious signs of defect. The Manager has expended, or expects to expend, approximately $11,000 to enhance the property prior to the commencement of a lease with tenant. These enhancements are expected to be slight upgrades to certain of the appliances and amenities at the property, such as fencing and a new refrigerator. To the extent $11,000 is not expended, the difference would be added to the operating and capital reserve for the property to help fund future renovations or repairs at the property.

The Manager intends to list the property for $2,100 per month, or $25,200 per year, which is consistent with other single-family homes in the same neighborhood. The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $7,000 to $8,000 per year. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time, the Manager does not anticipate any significant capital expenditures for this property in the near future.

The schools in the neighborhood have an average rating of 8 from 10 based on Zillow. According to U.S. Census Bureau the population growth rate is approximately 19.4% from 2010 to 2020. The median listing home price per sq. foot is approximately $147 based on Realtor.com. The #SWEET Property is located relatively close to downtown Huntsville, the Huntsville International Airport, and multiple parks.

The Manager has appointed Picket Property, as an unaffiliated third-party property manager to manage the Fintor Assets, LLC, Series #SWEET property. The property management agreement provides that Picket Property Management will be paid approximately a 6% property management fee based on monthly rental rate.

Potential Disposition

The Manager currently anticipates that the disposition expenses and fees for the #SWEET property will be 8% of the gross property sale price. The “property disposition fee” is intended primarily to cover the property sale costs and expenses to be incurred to effect the property sale. The expected 8% disposition fee for the #SWEET property is based on the Manager’s current projections of various factors and expenses expected to be incurred to effect the sale of that property, including sale related expenses (which include agent commissions), general listing expenses, property staging costs, title costs, escrow costs, closing costs and other potential costs associated with a property disposition. The expected disposition fee for the #SWEET property is based on the Manager’s analysis of market rate sale commissions commonly charged by real estate agents in the Huntsville, Alabama market (commonly in the 6% range), together with anticipated seller costs and concessions for the property (currently projected to total 1% - 2% of the gross sale price) and other miscellaneous expenses; because the #SWEET property was recently constructed the Manager currently anticipates seller concessions being lower than might otherwise apply to an older property.

The Manager does not anticipate the #SWEET property being sold for at least three (3) years, and, as result, the total costs and fees that will be incurred to sell the property and the gross sale price for that property are not currently determinable. As it relates to the #SWEET property, to the extent that total sales costs and expenses for the property are less than the Manger’s projections the Manager does not intend to charge the Series #SWEET a separate fee or receive the difference (if any) as income.

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Series #BEGIN

Summary Overview

Series #BEGIN was established to allow investors to own a fraction of the single-family home located at 2012 Leola Ave., Birmingham, AL 35207.

Series, #BEGIN completed the acquisition of the house for $210,500 on July 7, 2022. The acquisition of the Series #BEGIN property was funded through an initial loan with a third-party lender in the principal amount of $115,775 with the remainder of the purchase price being advanced by the Manager in the form of a loan. See the “Use of Proceeds to Issuer” section above for additional information regarding anticipated expenses and uses of offering proceeds.

Property Overview

The property is located at 2012 Leola Ave., Birmingham, AL. 35207. The home consists of three bedrooms, two bathrooms, and 1,553 sq. ft. with a “bonus” room in the basement.

Property Name:	#BEGIN
Address:	2012 Leola Ave., Birmingham, AL 35207
Property Type:	Single Family Residential
Year Built:	1991
Bedrooms:	3
Baths:	2 (full)
Square Footage:	1,553 sq. ft
Lot Size:	10,890 sq. ft
Parking:	Garage (multi-car)
Features	● Basement
● Bonus room
● Brick (front side)

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Neighborhood Overview

Birmingham is the north-central region of the state of Alabama. It is located in Jefferson County, north of downtown Birmingham. The 2020 census estimated the city population at 200,733, representing a 5.4% decrease from the 2010 census. The median household income in Birmingham, Alabama in 2020 was $38,832, which was 25.4% less than the median annual income of $52,035 across the entire state of Alabama.

Certain economic indicators show that the greater Birmingham area, in general, has trends of strong growth. For example, based on the Bureau of Labor Statistics, from January 2021 to January 2022, employment in the Birmingham MSA grew at a rate of 2.7%. The largest employment sectors are reported as being health care and social assistance, retail trade, and educational services. The largest employers in the Birmingham metropolitan area are reported as Brookwood Baptist Health, Publix, Honda Manufacturing, Regional Financial Corp, and the University of Alabama.

The schools in the neighborhood have an average rating of 8 from 10 based on Zillow. The #BEGIN Property is located relatively close to downtown Birmingham, the Birmingham International Airport, and multiple industrial companies.

Housing Overview

The housing market and demand have been generally growing in the Birmingham, Alabama. The average single family home value in Birmingham is $107,000 based on the Zillow Home Value Index, which is approximately an annual average growth of 19.46% over the last three years. Also, according to Zillow, the average number of days a property sat on the market in June 2022 was 17, and 17 days on the market in 2021. The median listing home price per sq. foot is approximately $124 based on Realtor.com. Birmingham is currently deemed by many to be a seller’s market based on housing supply. The average number of residential units available for sale in June 2021 decreased by 10.1% year-over-year, among other things, developers have not been able to keep up with the demand.

Due to the increase in demand and shortage of housing, the Manager believes that the rental market in Birmingham is an attractive investment market. Another important factor with respect to a rental market is the ability to increase rent year-over-year. Based on Zillow, median rent increased by 21.6% year-over-year from June 2021 to June 2022, and the median rent is estimated to be approximately $1,156 per month in Birmingham.

Property History, Condition and Operation

The Series #BEGIN property received an inspection report on June 10, 2022. The Manager has expended, or expects to expend, approximately $39,700 to enhance and clean the property prior to the commencement of a lease with a tenant. These enhancements are expected to be slight upgrades to the appliances and amenities at the property, such as electrical repairs. To the extent a total of $39,700 is not expended, the difference would be added to the operating and capital reserve for the property to help fund future renovations or repairs at the property.

Prior to the acquisition of the Series #BEGIN property, the Series #BEGIN property was owner occupied and was not operated as a rental income property.

The Manager intends to rent the property for $1,450 per month, or $17,400 per year, which is consistent with other single-family homes in the same neighborhood. The Manager anticipates that this property’s operating expenses, which include real estate taxes, property insurance, loan payment and repairs and maintenance costs, will be in the range of $11,000 to $13,000 per year. This estimate is based on the Manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. The Manager does not anticipate any significant capital expenditures for this property in the near future.

The Manager has appointed Picket Property Management, as an unaffiliated third-party property manager to manage the Series #BEGIN property. The property management agreement provides that Picket Property Management will be paid an approximate 6% property management fee based on monthly rental rate.

The Manager currently anticipates that the disposition expenses and fees for the #BEGIN property will be 6% of the gross property sale price. The “property disposition fee” is intended primarily to cover the property sale costs and expenses to be incurred to effect the property sale. The expected 6% disposition fee for the #BEGIN property is based on the Manager’s current projections of various factors and expenses expected to be incurred to effect the sale of that property, including sale related expenses (which include agent commissions), general listing expenses, property staging costs, title costs, escrow costs, closing costs and other potential costs associated with a property disposition. The expected disposition fee for the #BEGIN property is based on the Manager’s analysis of market rate sale commissions commonly requested by real estate agents in the Birmingham, Alabama market (commonly in the 4%-6% range), together with anticipated seller costs and concessions for the property (currently projected to total 1% - 2% of the gross sale price) and other miscellaneous expenses and concessions.

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The Manager does not anticipate the #BEGIN property being sold for at least three (3) years, and, as result, the total costs and fees that will be incurred to sell the property and the gross sale price for that property are not currently determinable. As it relates to the #BEGIN property, to the extent that total sales costs and expenses for the property are less than the Manager’s projections the Manager does not intend to charge the Series #BEGIN a separate fee or receive the difference (if any) as income.

Asset Management Fee.

We estimate that, if the maximum amount of the Series #BEGIN offering is raised, our annual asset management fee would total $1,605.

Series #LEARN

Summary Overview

Series #LEARN was established to allow investors to own a fraction of the single-family home located at 5729 Sable Way, Atlanta, GA 30349.

Series #LEARN completed the acquisition of the house for $308,000 on July 7, 2022. The acquisition of the Series #LEARN property was funded through an initial loan in the amount of $169,400 with the remainder of the purchase price being advanced by the Manager in the form of a loan. See the “Use of Proceeds to Issuer” section above for additional information regarding anticipated expenses and uses of offering proceeds.

Property Overview

The property is located at 5729 Sable Way, Atlanta, GA 30349. The home consists of four bedrooms, 2.5 bathrooms, and 2,163 sq. ft. with an open floor plan. The features of the house include hardwood floors, 42-inch cabinets, and a granite countertop.

Property Name:	#LEARN
Address:	5729 Sable Way, Atlanta, GA 30349
Property Type:	Single Family Residential
Year Built:	2006
Bedrooms:	4
Baths:	2.5 (2 full, 1 half bath)
Square Footage:	2,163 sq. ft
Lot Size:	7,187 sq. ft
Parking:	Garage (multi-car)
Features	● Hardwood floor
● Stainless appliances
● 42-inch cabinets
● Granite countertop

Neighborhood Overview

Atlanta is located in the northwestern part of Georgia. The property is located south of the City of Atlanta in Fulton County. Atlanta is the largest city in Georgia. The 2020 census estimated the city population at 498,715, representing a 19% increase from the 2010 census. The median household income in Atlanta, Georgia in 2020 was $64,179, which is more than the median annual income of 61,224 across the entire state of Georgia.

Certain economic indicators show that the Atlanta metropolitan area, in general, has trends of strong growth. For example, based on the Bureau of Labor Statistics, from January 2021 to January 2022, employment in the Atlanta MSA grew at a rate of 5.0%. The largest employment sectors are reported as being professional, scientific, & technical services, educational services, health care, and social assistance. The largest employers in the Atlanta metropolitan area are reported as being Delta Air Lines, Emory University and Emory Healthcare, The Home Depot, Northside Hospital, Piedmont Healthcare, and Publix Super Markets.

The schools in the neighborhood have an average rating of 3 from 10 based on Zillow. The #LEARN Property is located relatively close to downtown Atlanta and Atlanta International Airport.

Housing Overview

The housing market and demand have been growing in Atlanta, Georgia. The average single family home value in Atlanta is $404,575 based on the Zillow Home Value Index, which is approximately an annual average growth of 11.57% over the last three years. Also, according to Zillow, the average number of days a property sat on the market in 2022 was 19 and 23 days on the market in 2021. The median listing home price per sq. foot is approximately $269 based on Realtor.com. Atlanta is currently deemed by many to be a seller’s market based on housing supply. The average number of residential units available for sale in June 2021 decreased by 9.7% year-over-year, among other things, developers have not been able to keep up with the demand.

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Due to the increase in demand and shortage of housing, the rental market in Atlanta has been one of the most attractive investment markets in the country. Another important factor with respect to a rental market is the ability to increase rent year-over-year. Based on Zillow, median rent increased by 12% year-over-year from June 2021 to June 2022, and the median rent is estimated to be approximately $2,100 per month in Atlanta.

Property History, Condition and Operation

The Series #LEARN property received an inspection report on June 13, 2022. The Manager has expended, or expects to expend, approximately $26,918 to enhance and clean the property prior to the commencement of a lease with a tenant. These enhancements are expected to be slight upgrades to the granite countertop and HVAC. To the extent $26,918 is not expended, the difference would be added to the operating and capital reserve for the property to help fund future renovations or repairs at the property.

Prior to the acquisition of the Series #LEARN property by Series #LEARN, the Series #LEARN property was owner occupied and was not operated as a rental income property.

The Manager intends to rent the property for $2,095 per month, or $25,140 per year, which is consistent with other single-family homes in the same neighborhood. The Manager anticipates that this property’s operating expenses, which include real estate taxes, property insurance, loan payment and repairs and maintenance costs, will be in the range of $16,000 to $18,000 per year. This estimate is based on the Manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. The Manager does not anticipate any significant capital expenditures for this property in the near future.

The Manager has appointed Picket Property Management, as an unaffiliated third-party property manager to manage the Fintor Assets, LLC, Series #LEARN property. The property management agreement provides that Picket Property Management will be paid approximately a 6% property management fee based on monthly rental rate.

The Manager currently anticipates that the disposition expenses and fees for the #LEARN property will be 6% of the gross property sale price. The “property disposition fee” is intended primarily to cover the property sale costs and expenses to be incurred to effect the property sale. The expected 6% disposition fee for the #LEARN property is based on the Manager’s current projections of various factors and expenses expected to be incurred to effect the sale of that property, including sale related expenses (which include agent commissions), general listing expenses, property staging costs, title costs, escrow costs, closing costs and other potential costs associated with a property disposition. The expected disposition fee for the #LEARN property is based on the Manager’s analysis of market rate sale commissions commonly requested by real estate agents in the Atlanta, Georgia market (commonly in the 4% - 6% range), together with anticipated seller costs and concessions for the property (currently projected to total 1% - 2% of the gross sale price) and other miscellaneous expenses.

The Manager does not anticipate the #LEARN property being sold for at least three (3) years, and, as result, the total costs and fees that will be incurred to sell the property and the gross sale price for that property are not currently determinable. As it relates to the #LEARN property, to the extent that total sales costs and expenses for the property are less than the Manager’s projections the Manager does not intend to charge the Series #LEARN a separate fee or receive the difference (if any) as income.

Asset Management Fee.

We estimate that, if the maximum amount of the Fintor Assets, LLC, Series #LEARN offering is raised, our annual asset management fee would total $2,307.

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Series #GRAVY

Summary Overview

Series #GRAVY was established to allow investors to own a fraction of the single-family home located at 188 Bayside Lane, Toney, Alabama 35773.

Fintor Assets, LLC, Series #GRAVY completed the acquisition of the house for $228,140 on May 24, 2022. The acquisition of the Fintor Assets, LLC, Series #GRAVY property was funded through an initial loan in the amount of $159,698 with the remainder of the purchase price being advanced by the Manager through a loan. See the “Use of Proceeds to Issuer” section above for additional information regarding anticipated expenses and uses of offering proceeds.

Property Overview

The property is located at 188 Bayside Lane, Toney, Alabama 35773 in the greater Huntsville area. The home consists of three bedrooms, two bathrooms, and 1,680 sq. ft. with an open floor plan. The features of the house include granite counters, LPV flooring, and full brick exterior.

Property Name:	#GRAVY
Address:	188 Bayside Ln, Toney, Alabama 35773
Property Type:	Single Family Residential
Year Built:	2006
Bedrooms:	3
Baths:	2 (full)
Square Footage:	1,680 sq. ft
Lot Size:	9,147 sq. ft
Parking:	Garage (multi-car)
Features	● LPV flooring
● New paint
● Washer and dryer
● Granite countertops
● Full brick

Neighborhood Overview

Huntsville is a city centrally located in the northernmost part of the state of Alabama. It is located in Madison County and extends west into neighboring Limestone County. Huntsville is the largest city in Alabama. The 2020 census estimated the city population at 215,006, which represents a 20% increase from the 2010 census. The median household income in Huntsville, Alabama in 2019 was $54,342, which was 4.8% more than the median annual income of $51,734 across the entire state of Alabama.

Certain economic indicators show that the Huntsville area, in general, has trends of strong growth. For example, based on the Bureau of Labor Statistics, from January 2021 to January 2022, employment in Huntsville MSA grew at a rate of 2.1%. The largest employment sectors are reported as being professional, scientific, & technical services, health care and social assistance, and retail trade. The largest employers in the Huntsville metropolitan area reported as being the U.S. Army - Redstone Arsenal, NASA - Marshall Space Flight Center, Huntsville Hospital, Huntsville city schools, The Boeing Company, the City of Huntsville, and Science Applications International Corporation. In addition, the Mazda Toyota U.S. manufacturing facility in the area and Facebook data center in the area was recently constructed.

The schools in the neighborhood have an average rating of 8 from 10 based on Zillow. The #GRAVY Property is located relatively close to downtown Huntsville, the Huntsville International Airport, and multiple parks.

Housing Overview

The housing market and demand have been growing in Huntsville, Alabama. The average single family home value in Huntsville is $281,085 based on the Zillow Home Value Index, which is approximately an annual average growth of 21.9% over the last three years. Also, according to Zillow, the average number of days a property sat on the market in June 2022 was 14, and 19 days on the market in 2021. The median listing home price per sq. foot is approximately $156 based on Realtor.com. Huntsville is currently deemed by many to be a seller’s market based on housing supply. The average number of residential units available for sale in June 2022 decreased by 14.3% year-over-year, among other things, developers have not been able to keep up with the demand.

Due to the increase in demand and shortage of housing, the rental market in Huntsville has been one of the most attractive investment markets in the country. Another important factor with respect to a rental market is the ability to increase rent year-over-year. Based on Zillow, median rent increased by 11.8% year-over-year from June 2021 to June 2022, and the median rent is estimated to be approximately $1,550 per month in Huntsville.

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Property History, Condition and Operation

Series #GRAVY property received the inspection report on April 26, 2022. The Manager has expended, or expects to expend, approximately $36,860 to enhance and clean the property prior to the commencement of a lease with a tenant. These enhancements are expected to be slight upgrades to the appliances and amenities at the property, such as flooring and countertops. To the extent $36,860 is not expended, the difference would be added to the operating and capital reserve for the property to help fund future renovations or repairs at the property.

Prior to the acquisition of the Series #GRAVY property, the Series #GRAVY property was owner occupied and was not operated as a rental income property.

The Manager intends to rent the property for $1,700 per month, or $20,400 per year, which is consistent with other single-family homes in the same neighborhood. The manager anticipates that this property’s operating expenses, which include real estate taxes, property insurance, loan payment and repairs and maintenance costs, will be in the range of $14,000 to $16,000 per year. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time, the Manager does not anticipate any significant capital expenditures for this property in the near future.

The Manager has appointed Picket Property Management, as an unaffiliated third-party property manager to manage the Fintor Assets, LLC, Series #GRAVY property. The property management agreement provides that Picket Property Management will be paid approximately a 6% property management fee based on monthly rental rate.

The Manager currently anticipates that the disposition expenses and fees for the #GRAVY property will be 7% of the gross property sale price. The “property disposition fee” is intended primarily to cover the property sale costs and expenses to be incurred to effect the property sale. The expected 7% disposition fee for the #GRAVY property is based on the Manager’s current projections of various factors and expenses expected to be incurred to effect the sale of that property, including sale related expenses (which include agent commissions), general listing expenses, property staging costs, title costs, escrow costs, closing costs and other potential costs associated with a property disposition. The expected disposition fee for the #GRAVY property is based on the Manager’s analysis of market rate sale commissions commonly requested by real estate agents in the in Huntsville metropolitan market (commonly in the 5% - 6% range), together with anticipated seller costs and concessions for the property (currently projected to total 1% - 2% of the gross sale price) and other miscellaneous expenses.

The Manager does not anticipate the #GRAVY property being sold for at least three (3) years, and, as result, the total costs and fees that will be incurred to sell the property and the gross sale price for that property are not currently determinable. As it relates to the #GRAVY property, to the extent that total sales costs and expenses for the property are less than the Manager’s projections the Manager does not intend to charge the Series #GRAVY a separate fee or receive the difference (if any) as income.

Asset Management Fee.

We estimate that, if the maximum amount of the Series #GRAVY offering is raised, our annual asset management fee would total $1,265.

Series #IYKYK

Summary Overview

Series #IYKYK was established to allow investors to own a fraction of the single-family home located at 1095 Freedom Drive, Clarksville, TN 37042.

Series #IYKYK completed the acquisition of the house for $375,000 on July 7, 2022. The acquisition of the Fintor Assets, LLC, Series #IYKYK property was funded through an initial loan in the amount of $151,250 with the remainder of the purchase price being advanced by the Manager in the form of a loan. See the “Use of Proceeds to Issuer” section above for additional information regarding anticipated expenses and uses of offering proceeds.

Property Overview

The property is located at 1095 Freedom Drive, Clarksville, TN 37042. The home consists of three bedrooms, 2.5 bathrooms, and 1,554 sq. ft. with a large backyard. The features of the house include a fireplace and patio deck.

Property Name:	#IYKYK
Address:	1095 Freedom Dr., Clarksville, TN 37042
Property Type:	Single Family Residential
Year Built:	2013
Bedrooms:	3
Baths:	2.5 (2 full, 1 half bath)
Square Footage:	1,554 sq. ft
Lot Size:	8,712 sq. ft
Parking:	Garage (multi-car)
Features	● Hardwood floor
● Fireplace
● Patio deck
● Stainless steel appliances

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Neighborhood Overview

Clarksville is located in the northern part of Tennessee near the Kentucky border. The property is located east of the city in Montgomery County. The 2020 census estimated the city population at 166,722, representing a 25.4% increase from the 2010 census. The median household income in Clarksville, Tennessee in 2020 was $55,819, which is more than the median annual income of 54,833 across the entire state of Tennessee.

Certain economic indicators show that the Clarksville area, in general, has trends of strong growth. For example, based on the Bureau of Labor Statistics, from January 2021 to January 2022, employment in Clarksville at a rate of 4.17%. The largest employment sectors are reported as being military, education, and customer service. The largest employers in Clarksville are reported as being Montgomery County School System, Trane Company, Tennova Healthcare, and Hankook Tire Manufacturing.

The schools in the neighborhood have an average rating of 6.3 from 10 based on Zillow. The #IYKYK Property is located relatively close to multiple military bases and Sabre AHP Airport.

Housing Overview

The housing market and demand have been growing in Clarksville, Tennessee. The average single family home value in Clarksville is $296,000 based on the Zillow Home Value Index, which is approximately an annual average growth of 20.3% over the last three years. Also, according to Zillow, the average number of days a property sat on the market in 2022 was 13 and 14 days on the market in 2021. The median listing home price per sq. foot is approximately $174 based on Realtor.com.

Due to the increase in housing demand, the Manager believes that rental market in the Clarksville area has been one of the most attractive investment markets in the country. Another important factor with respect to a rental market is the ability to increase rent year-over-year. Based on Zillow, the median rent increased by 15.4% year-over-year from June 2021 to June 2022, and the median rent is estimated to be approximately $1,400 per month in Clarksville.

Property History, Condition and Operation

The Series #IYKYK property received an inspection report on June 10, 2022. The Manager has expended, or expects to expend, approximately $21,500 to enhance and clean the property prior to the commencement of a lease with a tenant. These enhancements are expected to be slight upgrades with stainless steel appliances and cabinets. To the extent $21,500 is not expended, the difference would be added to the operating and capital reserve for the property to help fund future renovations or repairs at the property.

Prior to the acquisition of the Series #IYKYK property, the Series #IYKYK property was owner occupied and was not operated as a rental income property.

The Manager intends to rent the property for $1,750 per month, or $21,000 per year, which is consistent with other single-family homes in the same neighborhood. The Manager anticipates that this property’s operating expenses, which include real estate taxes, loan payment, property insurance and repairs and maintenance costs, will be in the range of $14,000 to $16,000 per year. This estimate is based on the Manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. The Manager does not anticipate any significant capital expenditures for this property in the near future.

The Manager has appointed Picket Property Management, as an unaffiliated third-party property manager to manage the Fintor Assets, LLC, Series #IYKYK property. The property management agreement provides that Picket Property Management will be paid approximately a 6% property management fee based on monthly rental rate.

The Manager currently anticipates that the disposition expenses and fees for the #IYKYK property will be 6% of the gross property sale price. The “property disposition fee” is intended primarily to cover the property sale costs and expenses to be incurred to effect the property sale. The expected 6% disposition fee for the #IYKYK property is based on the Manager’s current projections of various factors and expenses expected to be incurred to effect the sale of that property, including sale related expenses (which include agent commissions), general listing expenses, property staging costs, title costs, escrow costs, closing costs and other potential costs associated with a property disposition. The expected disposition fee for the #IYKYK property is based on the Manager’s analysis of market rate sale commissions commonly requested by real estate agents in the Clarksville, Tennessee market (commonly in the 4%-6% range), together with anticipated seller costs and concessions for the property (currently projected to total 1% - 2% of the gross sale price) and other miscellaneous expenses.

The Manager does not anticipate the #IYKYK property being sold for at least three (3) years, and, as result, the total costs and fees that will be incurred to sell the property and the gross sale price for that property are not currently determinable. As it relates to the #IYKYK property, to the extent that total sales costs and expenses for the property are less than the Manager’s projections the Manager does not intend to charge the Series #IYKYK a separate fee or receive the difference (if any) as income.

Asset Management Fee.

We estimate that, if the maximum amount of the Series #IYKYK offering is raised, our annual asset management fee would total $1,782.

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Management’s Discussion and Analysis of Financial Condition and
Results of Operations

Overview

The Company is a newly organized Delaware series limited liability company formed to acquire and manage a portfolio of primarily single family, multi-family and commercial properties located in the Target Areas. The Company is a wholly owned subsidiary of Fintor, Inc.

Fintor is the Company’s manager. As the Company’s manager, it will manage the company’s day-to-day operations. Fintor will also manage each property that the Company acquires.

The Manager

The Manager is responsible for directing the management of our business and affairs. The Manager and its officers are not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

The Manager performs its duties and responsibilities pursuant to the Operating Agreement. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our investors. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the manager against certain liabilities.

The Operating Agreement further provides that our manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company, any series of interests or any of the interest holders and will not be subject to any different standards imposed by the operating agreement, the LLC Act or under any other law, rule or regulation or in equity. In addition, the Operating Agreement provides that our manager will not have any duty (including any fiduciary duty) to our company, any series or any of the interest holders.

Our Manager has not sponsored any prior real estate investment programs. Accordingly, this Offering Circular does not contain any information concerning prior performance of our Manager and its affiliates, which means that you will be unable to assess any results from their prior activities before deciding whether to purchase interests in our series.

See “Directors, Executive Officers and Significant Employees” for additional information regarding our manager.

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Results of Operations

The Company was formed on March 15, 2021 and to date has conducted limited operations. To date, its operations have consisted primarily of preparing to acquire properties for the series offerings and securing potential funding. Through December 31, 2021 the Company had no assets, liabilities, revenues or other expenses.

On April 4, 2022, Fintor Assets, LLC, Series #SWEET has acquired the #SWEET property located at 3201 Jordan Farm Circle, Huntsville, Alabama 35811, utilizing funds borrowed from the Manager. The Fintor Assets, LLC, Series #SWEET offering was qualified by the SEC on July 21, 2022, and we anticipate the offering of those series interests will begin on or about September 14, 2022.

As of the date of this Offering Circular, we have also completed the acquisition of properties for the following series which intend to engage in offerings of their series interests under this Offering Circular:

●	Series #BEGIN acquired property at 2012 Leola Avenue, Birmingham, AL 35207 from an unaffiliated seller for $210,500 on July 7, 2022. The purchase price was funded through proceeds of a loan in the amount of $115,775 and a loan payable to our Manager, with the loan to our Manager to be repaid with offering proceeds and the loan to the third party to be repaid from revenues generated by the property.

●	Series #LEARN acquired property at 5729 Sable Way, Atlanta, GA 30349 from an unaffiliated seller for $308,000 on July 7, 2022. The purchase price was funded through proceeds of a loan in the amount of $169,400 and a loan payable to our Manager, with the loan to our Manager to be repaid with offering proceeds and the loan to the third party to be repaid from revenues generated by the property.

●	Series #GRAVY acquired property at 188 Bayside Lane, Toney, AL 35773 from an unaffiliated seller for $228,140 on May 24, 2022. The purchase price was funded through proceeds of a loan in the amount of $159,698 and a loan payable to our Manager, with the loan to our Manager to be repaid with offering proceeds and the loan to the third party to be repaid from revenues generated by the property.

●	Series #IYKYK acquired property at 1095 Freedom Drive, Clarksville, TN 37042 from an unaffiliated seller for $375,000 on July 7, 2022. The purchase price was funded through proceeds of a loan in the amount of $151,250 and a loan payable to our Manager, with the loan to our Manager to be repaid with offering proceeds and the loan to the third party to be repaid from revenues generated by the property.

Revenues are generated at the series level. As of August 16, 2022, no series has generated any revenues. Fintor Assets, LLC, Series #SWEET is expected to generate revenues starting in the third quarter of 2022 from rental revenues. Each of Series #BEGIN, Series #GRAVY, and Series # IYKYK anticipate beginning to generate revenues from rental revenues during the fourth quarter of fiscal year 2022.

Liquidity and Capital Resources

As of August 16, 2022, neither the Company nor any series has had any cash or cash equivalents and, except as indicated below, none had any financial obligations

Fintor Assets LLC, Series #SWEET acquired the #SWEET property for $362,000 with funds borrowed from the Manager in exchange for the issuance of an 18-month convertible promissory note.

Each of the series listed below, which will be offering its series interests pursuant to this Offering Circular, has completed the acquisition of, and payment for, its series property through a combination of a mortgage on the series property and a loan from the Manager. In exchange for the loan from our Manager, each series has issued a convertible promissory note to the Manager in the amount indicated below.

●	Series #BEGIN borrowed funds from the Manager to acquire the Series #BEGIN Property and issued an 18-month promissory note in the principal amount of $137,209. The mortgage on the Series #BEGIN property is for a thirty year term, is in the principal amount of $115,775, and during the first five years of the loan bears interest at 7.0% per annum with interest only payments, and over the remaining twenty-five years principal and interest will be due monthly with the interest rate to vary based on LIBOR (subject to certain limitations).

●	Series #LEARN borrowed funds from the Manager to acquire the Series #LEARN property and issued an 18-month promissory note in the principal amount of $178,000. The mortgage on the Series #LEARN property is for a thirty term, is in the principal amount of $169,400, and during the first five years of the loan bears interest at 7.0% per annum with interest only payments, and over the remaining twenty-five years principal and interest will be due monthly with the interest rate to vary based on LIBOR (subject to certain limitations).

●	Series #GRAVYborrowed funds from the Manager to acquire the Series #GRAVY property and issued an 18-month promissory note in the principal amount of $119,500. The mortgage on the Series #GRAVY property is for a thirty year term, is in the principal amount of $159,698, and during the first five years of the loan bears interest at 6.125% per annum with interest only payments, and over the remaining twenty-five years principal and interest will be due monthly with the interest rate to vary based on LIBOR (subject to certain limitations).

●	Series #IYKYK borrowed funds from the Manager to acquire the #IYKYK property and issued an 18-month promissory note in the principal amount of $157,000. The mortgage on the Series #IYKYK property is for a thirty year term, is in the principal amount of $151,250, and during the first five years of the loan bears interest at 7.0% per annum with interest only payments, and over the remaining twenty-five years principal and interest will be due monthly with the interest rate to vary based on LIBOR (subject to certain limitations).

Each of the series offering Interests pursuant to this Offering Circular has purchased (or will purchase) its respective property either for cash consideration, or a combination of cash and debt financing.

Each series will repay any loans extended by the Manager it uses to acquire a property with proceeds generated from the closing of the offering of such series. Loans extended by third party lenders to acquire a property will be repaid through revenues generated by a property. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series. In the event a particular series promissory note issued in favor of our Manager has not been repaid on or prior to its maturity date, the outstanding balance of that promissory note will be converted into series interests under the same terms as in the applicable series offering.

Impact of the COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a pandemic. As we are just beginning our operations, COVID-19 has not had an impact on our business to date. The rapid development and fast-changing nature of the COVID-19 pandemic creates many unknowns that could have a future material impact on our operations and the operations of each of our series. The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our Series Properties are and will be located are among the unknowns. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance. For additional details, see Risk Factors.

Plan of Operations

We intend to list our Series Properties for lease with a real estate broker, if not already rented upon acquisition. The asking rent for the Series Properties is expected to be in the range which is consistent with other single-family homes in a given market area. We intend to hold the Series Properties for three (3) to seven (7) years during which time, we will operate the Series Properties as a rental income properties. During this period, we intend to distribute any “Free Cash Flow” to investors.

The Company intends to hold the properties that a series acquires for a period of three to seven years, although the manager may elect to cause the Company to retain any property for a longer period or sell a property earlier. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made by the manager after consideration of current and future local and macro-level economic conditions, for example, the current and anticipated value of the property based on the regional market and comparable properties, the status of the property yield, existing and future capital projections for the property as well as real estate inventory, rent growth, vacancy rate, income growth and other factors of the surrounding market. The manager may determine that it is in the best interests of members to sell a property earlier than three (3) years or to hold a property for more than seven (7) years. Additionally, any sale of a property will be subject to lessee rights and we would attempt to time sales with lessee rights in mind, either by timing sales with anticipated lease terminations or by assigning the lease to a new buyer where allowed under applicable laws.

We plan to launch an as of yet undetermined number of additional series and related offerings in the next eighteen months. The proceeds from any offerings closed during the next eighteen months will be used to acquire additional properties for the series conducting the offerings.

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Policies for Approving New Tenants

The Company’s policy is to seek out financially responsible tenants for the properties, who are capable of paying their rent. To achieve this goal, the Company, directly or through the Property Manager, will conduct due diligence on prospective tenant applicants. The Company will use industry standard screening methods to determine if the potential lessee is financially responsible prior to approving a lease, which might include the following:

●	Verifying the income of prospective tenants;

●	Running credit checks;

●	Performing criminal background checks; and

●	Requesting references from previous landlords.

Directors, Executive Officers and Significant Employees

The sole Manager of our company is Fintor, Inc., a Delaware corporation. The Company operates under the direction of our manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. When establishing a series, the Manager may designate certain persons to serve as officers for that specific series. The Manager has a separate Board of Directors, consisting of two members, Farshad Yousufi and Masoud Jalalibidgoli, Ph.D.

The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. Our manager is responsible for determining maintenance required in order to maintain or improve the asset’s quality, determining how to monetize the properties at revenue generating events in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of the property or other series as the case may be.

We will follow guidelines adopted by our manager and implement policies set forth in the operating agreement unless otherwise modified by the manager. The Manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our manager may change our objectives at any time without approval of our interest holders. Our manager itself has no track record and is relying on the track record of its individual officers, directors and advisors.

The Manager performs its duties and responsibilities pursuant to our Operating Agreement. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Interest holders. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

The responsibilities of the Manager include but not limited to:

Property Acquisition Sourcing and Disposition Services

These include:

●	Overseeing our overall investment strategy from sourcing to dispositioning strategy;

●	Managing our asset sourcing activities including, creating the asset acquisition policy, organizing and evaluating due diligence for specific property acquisition opportunities, and structuring relationships with collectors, brokers and dealers who may provide opportunities to source quality assets;

●	Negotiating and structuring the terms and conditions of acquisitions of or purchase option agreements or purchase agreements for properties with sellers; and

●	Structuring and negotiating the terms and conditions of transactions pursuant to which properties may be sold or otherwise disposed.

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Interest Holder Services

These include:

●	Providing any appropriate updates related to properties or offerings electronically or through the Fintor Platform, such as managing communications with our investors, including answering phone calls, preparing and sending written and electronic reports and other communications;

●	Establishing technology infrastructure to assist in providing Interest holder support and services;

●	Maintaining Free Cash Flow funds in deposit accounts or investment accounts for the benefit of a series; and

●	Determining our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time.

Administrative Services

These include:

●	Managing and performing the various administrative functions necessary for our day-to-day operations;

●	Providing financial and operational planning services and collection management functions including determination, administration and servicing of any Operating Expenses Reimbursement Obligation made to the Company or any series by the Manager or the Property Manager to cover any Operating Expense shortfalls, such as monitoring and overseeing the service of our debt facilities and other financings, if any; and

●	Administering the potential issuance of additional Interests to cover any potential Operating Expense shortfalls;

●	Maintaining accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semi-annual financial statements;

●	Maintaining all appropriate books and records for the Company and all the series of Interests;

●	Obtaining and updating market research and economic and statistical data in the properties and the general Asset Class;

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●	Overseeing tax and compliance services and risk management services and coordinating with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	Supervising the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	Providing all necessary cash management services;

●	Managing and coordinating with the transfer agent, custodian or broker-dealer, if any, the process of making distributions and payments to Interest holders;

●	Evaluating and obtaining adequate insurance coverage for the properties based upon risk management determinations;

●	Tracking the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters;

●	Evaluating our corporate governance structure and appropriate policies and procedures related thereto; and

●	Overseeing all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Management Services

These include: investigating, selecting, and, on our behalf, engaging and conducting business with such persons as the Manager deems necessary to the proper performance of its obligations under the operating agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies, property managers and any and all persons acting in any other capacity deemed by the manager necessary or desirable for the performance of any of the services under the operating agreement

Directors, Executive Officers and Key Employees of our Manager

The following table sets forth the name and position of each of the current executive officers, directors and significant employees of our Manager.

Name	Position(s)	Age	Term of Office	Approximate hours per week

Farshad Yousufi	Co-Founder, CEO CFO and Director	30	Since March 2021	Full-time

Masoud Jalalibidgoli, Ph.D.	Co-Founder, CTO and Director	33	Since March 2021	Full-time

Biographical Information

Set forth below is biographical information of the executive officers and directors of the Manager.

Farshad Yousufi is the Co-Founder of Fintor, and since founding of the company in October 2020, he has served as Chief Executive Officer, President and Chief Financial Officer of Fintor. Mr. Yousufi has also served as a member of the Fintor Inc. board of directors since the company’s founding in October 2020. Prior to co-founding Fintor, Mr. Yousufi was a part of a venture capital program in San Francisco from May 2018 to March 2019. After completing the program, in March 2019 he co-founded Visionful, an AI-based company that leveraged computer vision, and edge computing in the property technology industry and remained with Visionful through September 2020. Mr. Yousufi holds a B.B.A. from the University of San Diego in Finance.

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Masoud Jalalibidgoli is the Co-Founder of Fintor, and since October 2020 has served as its Chief Technology Officer. Dr. Jalalibidgoli has also served as a member of Fintor Inc. board of directors since the company’s founding in October 2020. Prior to founding Fintor, in October 2020 Dr. Jalalibidgoli co-founded Visionful, an AI-based company that leveraged computer vision and edge computing in the property technology industry and remained with Visionful through September 2020. Dr. Jalalibidgoli was also a Postdoctoral Researcher at UCSD from October 2017 to March 2019. In 2017, Dr. Jalalibidgoli received his Ph.D. from University of California at San Diego in engineering sciences. His contributions as an engineer and scientist are recognized by the scientific and academic community as well as governmental organizations.

Directors of Fintor are elected or appointed until their successors are duly elected and qualified.

There are no arrangements or understandings known to us pursuant to which any director was or is to be selected as a director of Fintor. There are no agreements or understandings for any executive officer or director to resign at the request of another person, and no officer or director is acting on behalf of, nor will any of them act, at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director, executive officer or any significant employee.

To the best of our knowledge, none of the directors or executive officers of the Manager has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of, such person, any partnership in which he was general partner at or within two years before the time of such filing or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Advisory Board

Our Manager intends to assemble an expert network of advisors with experience in relevant industries to serve on the Advisory Board to assist our manager in identifying and acquiring the assets, to assist in managing the properties and to advise our manager and certain other matters associated with our business and the various series.

The members of the Advisory Board will not be managers or officers of our company or any series and will not have any fiduciary or other duties to the interest holders of any series.

Responsibilities of the Advisory Board

The Advisory Board is expected to support the Company and the Manager, and be comprised of advisors to the Manager. It is anticipated that the Advisory Board will review the Company’s relationship with, and the performance of, the Manager, and help review the terms of any material or related-party transactions. In addition, it is anticipated that the Advisory Board may from time to time assist with the following:

●	approving, permitting deviations from, making changes to, and annually reviewing the asset acquisition policy;

●	evaluating all asset acquisitions;

●	evaluating any third party offers for asset acquisitions and approving asset dispositions that are in the best interest of the Company and our interest holders;

●	providing guidance with respect to the appropriate levels of insurance costs specific to each individual asset;

●	reviewing material conflicts of interest that arise, or are reasonably likely to arise with the Manager, on the one hand, and the Company, a series or the other members, on the other hand, or the Company or a series, on the one hand, and another series, on the other hand;

●	approving any material transaction between the Company or a series, on the one hand, and our manager or any of its affiliates, another series or an interest holder, on the other hand, other than for the purchase of interests;

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●	reviewing the total fees, expenses, assets, revenues, and availability of funds for distributions to our interest holders at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of the investment performance of the assets, and that funds available for distributions to interest holders are in accordance with our policies; and

●	approving any service providers appointed by our manager in respect of the properties.

The resolution of any conflict of interest approved by the Advisory Board shall be conclusively deemed fair and reasonable to the Company and its interest holders and not a breach of any duty at law, in equity or otherwise. The members of the Advisory Board will not be managers or officers of the Company or any series and will not have fiduciary or other duties to the interest holders of any series.

Compensation of Directors and Executive Officers

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by our company. Each of the persons performing the functions of executive officers of the Company, who are also executive officers of the Manager, manages our day-to-day affairs, oversees the review, selection and recommendation of investment opportunities, services acquired properties and monitors the performance of these properties to ensure that they are consistent with our investment objectives. Each of these individuals receives, or is expected to receive, compensation for his or her services, including services performed for us on behalf of the Manager, from the Manager.

Compensation of the Manager

The Manager will be reimbursed up to 5% of the gross offering costs incurred relating to this and other offerings (e.g., Offering Expenses and Acquisition Expenses) as discussed above. Neither the Manager nor any of its affiliates will receive any selling commissions or dealer manager fees in connection with this or other series offerings. See “Plan of Distribution and Subscription Procedure - Fees and Expenses” and “Use of Proceeds to Issuer” for further details.

To date our Manager has not received any compensation.

Pursuant to the Operating Agreement, the Manager, or affiliated entities, may receive fees and expense reimbursements for services relating to the series offerings and the investment and management of our Series Properties. The items of compensation are summarized in the following table:

Form of Compensation	Description
Asset Management Fee:	Each series will pay an annual asset management fee equal to one percent (1%) of the capital contributions to that series.

Property Management Fee:	The property management fees will be negotiated with the local property management company but to the extent that a property manager is paid a fee less than the 10% charged to a series, the Manager may receive the difference as compensation in consideration for services it provides to identify a property manager and manage the on-going relationship with each property manager.

Sourcing Fee:	Unless waived, each series will be responsible for a fee payable to the Manager for identifying a Series Property and its efforts to evaluate a Series Property, which fee will equal an amount of up to 10% of the gross offering proceeds of any applicable Initial Offering or Subsequent Offering in which Company raises capital for the purpose of a Series acquiring a Series Property.

Reimbursement of Expenses:	We will reimburse the Manager and its affiliates for out-of-pocket expenses in connection with our organization and offering our operations and the acquisition of properties and in connection with third parties providing services to us.

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Property Disposition Fee:	Upon the disposition and sale of a Series Property, each series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow, closing costs and other cost associated with disposition. It is expected that this disposition fee charged to a series will range from five to eight percent of the gross property sale price based primarily on customary fees charged by third parties (such as brokers and sales agents) in the local market of a particular property, transaction costs and expenses that are customary in a local market, the condition of the property and local and general market conditions at the time of sale. To the extent that the actual property disposition expenses and fees are less than the amount charged to the series, the manager will receive the difference as income.

Fees from Other Services – Affiliates of the Manager:	We may retain third parties, including certain of the manager’s affiliates, for necessary services relating to our investments or our operations, including any administrative services, construction, real estate brokerage, leasing, development, property oversight and other property management services. Any such arrangements will be at market terms and rates.

Security Ownership of Management and Certain Securityholders

Prior to commencing the offering the sole member of the Company is Fintor, Inc. Otherwise, there are no persons known to the Company to be beneficial owners of 10% or greater of any class of the Company’s interests.

The sole manager of the Company is Fintor, who will also be the manager of all of the series. At the closing of each series offering the Manager and its affiliates is expected to own 1% or greater of the Interests in each series, and in certainly cases may collectively own substantially greater than a 1% interest.

The Manager or an affiliate of the Manager may purchase Interests in any series of our company on the same terms as offered to investors. No brokerage fee will be paid on any interests purchased by the Manager or its affiliates. Additionally, the Manager may acquire interests in any series of the Company in the event that a promissory note issued to the Manager in connection with the acquisition of a series Property, if outstanding, is not repaid on or prior to its maturity date, at which point, the outstanding balance of the promissory note will be converted into series interests under the same terms as in the applicable series offering; it is anticipated that if the offering of the Series #SWEET, Series #BEGIN, Series #LEARN, Series #GRAVY or Series #IYKYK interests is not fully subscribed the promissory note issued to the Manager for the respective series property will be repaid, in part, through the conversion into Interests of the respective series.

Interest of Management and Others in Certain Transactions

The following includes a summary of transactions since our inception, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On April 4, 2022 Fintor Assets, LLC, Series #SWEET acquired the Huntsville, Alabama property for $362,000 utilizing funds borrowed from the Manager. Fintor Assets, LLC, Series #SWEET intends to repay amounts owed to the Manager concurrently with the closing of the offering for the #SWEET Series interests utilizing proceeds of the offering, and, in the event cash proceeds from the offering are insufficient to repay the Manager in full, the Manager intends to convert amounts due into ownership interests in Fintor Assets, LLC, Series #SWEET to satisfy any cash repayment shortfall.

On July 7, 2022 Series #BEGIN acquired the Birmingham, Alabama property from an unaffiliated seller for $210,500, of which $94,725 was funded by the Manager in the form of a loan exchange for a promissory note issued by Fintor Assets, LLC, Series #BEGIN. Series #BEGIN intends to repay amounts owed to the Manager concurrently with the closing of the offering for the #BEGIN Series interests utilizing proceeds of the offering, and, in the event cash proceeds from the offering are insufficient to repay the Manager in full, the Manager intends to convert amounts due into ownership interests in Series #BEGIN to satisfy any cash repayment shortfall.

On July 7, 2022 Series #LEARN acquired the Atlanta, Georgia property from an unaffiliated seller for $308,000, of which $138,600 was funded by the Manager in the form of a loan in exchange for a promissory note issued by Series #LEARN. Fintor Assets, LLC, Series #LEARN intends to repay amounts owed to the Manager concurrently with the closing of the offering for the #LEARN Series interests utilizing proceeds of the offering, and, in the event cash proceeds from the offering are insufficient to repay the Manager in full, the Manager intends to convert amounts due into ownership interests in Series #LEARN to satisfy any cash repayment shortfall.

On May 24, 2022 Series #GRAVY acquired the Toney, Alabama property from an unaffiliated seller for $228,140, of which $68,442 was funded by the Manager in the form of a loan in exchange for a promissory note issued by Fintor Assets, LLC, Series #GRAVY. Series #GRAVY intends to repay amounts owed to the Manager concurrently with the closing of the offering for the #GRAVY Series interests utilizing proceeds of the offering, and, in the event cash proceeds from the offering are insufficient to repay the Manager in full, the Manager intends to convert amounts due into ownership interests in Series #GRAVY to satisfy any cash repayment shortfall.

On July 7, 2022 Fintor Assets, LLC, Series #IYKYK acquired the Clarksville, Tennessee property from an unaffiliated seller for $375,000, of which $223,750 was funded by the Manager in the form of a loan in exchange for a promissory note issued by Fintor Assets, LLC, Series #IYKYK. Fintor Assets, LLC, Series #IYKYK intends to repay amounts owed to the Manager concurrently with the closing of the offering for the #IYKYK Series interests utilizing proceeds of the offering, and, in the event cash proceeds from the offering are insufficient to repay the Manager in full, the Manager intends to convert amounts due into ownership interests in Series #IYKYK to satisfy any cash repayment shortfall.

In the future, prior to a sale to a series, the Manager, or the manager affiliate, might acquire a property, and in some cases there might repair and improve the property, and seek to place a tenant in the property. The Manager, or its affiliates, might then resell the property to a series at a value determined by the manager, which may reflect a premium over the Manager’s, or the manager affiliate’s, investment in the property.

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Securities Being Offered

The following is a summary of the principal terms of, and is qualified by reference to, the Operating Agreement, attached hereto as Exhibit 2.2, and the subscription agreement, attached hereto as Exhibit 6.1, relating to the purchase of the interests offered hereby. This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective investor. If the provisions of this summary differ from the provisions of the Operating Agreement or the subscription agreement (as applicable), the provisions of the Operating Agreement or the subscription agreement (as applicable) shall apply. Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement.

Description of Interests

Our company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of membership interests in a series of our company is an investment only in that particular series and not an investment in our company as a whole. In accordance with the LLC Act, each series is, and any other series if issuing interests in the future will be, a separate series of our company and not in a separate legal entity. Our company has not issued, and does not intend to issue, any class of any series interests entitled to any preemptive, preferential or other rights that are not otherwise available to the holders purchasing interests in connection with any offering.

Subject to the provisions of the operating agreement, the Manager can cause our company to establish one or more series of our company through the creation of a written series designation for each new series. A series designation relates solely to the series established thereby and shall not be construed: (i) to affect the terms and conditions of any other series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of interests associated with any other series, or the members associated therewith. The terms and conditions for each series are as set forth in the Operating Agreement and in the series designation, as applicable. Upon approval of any series designation by the Manager, the series designation is attached to the operating agreement as an exhibit. The series designation establishing a series may: (i) specify a name or names under which the business and affairs of such series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of interests of such series and the members associated therewith (to the extent such terms differ from those set forth in the operating agreement); and (iii) designate or authorize the designation of specific officers to be associated with such series.

Title to the properties will be held by the applicable series of our company or through a Delaware limited liability company which will be a wholly-owned subsidiary of the applicable series. We intend that each series will own a single property. We do not anticipate that any of the series will acquire any properties other than their respective property. New series will be formed and will issue their own interests for future properties. An investor who invests in an offering of a series will not have any indirect interest in any property of any other series unless the investor also participates in a separate series offering associated with that other property.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a series, the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. Accordingly, our company expects the manager to maintain separate, distinct records, and bank accounts, for each series and its associated assets and liabilities. As such, the assets of a series include only the property associated with that series and other related assets (e.g., cash reserves). As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have, to our knowledge, never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of our company generally where the assets of such other series or of our company generally are insufficient to meet our company’s liabilities.

Section 18-215(c) of the LLC Act provides that a series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. Our company intends for each series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular series and title to the relevant property will be held by, or for the benefit of, the relevant series.

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All of the series interests offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the series interests, as determined by the Manager, the holders of such series interests will not be liable to our company to make any additional capital contributions with respect to such series interests (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of series interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any interests and no preferential rights to distributions.

The series described in this offering circular will use the proceeds of the respective offerings to acquire their respective properties pursuant to the respective purchase and sale agreements directly with sellers or potentially from our Manager (or its affiliates) who have acquired a property on behalf of a series of the Company, as well as pay certain fees and expenses related to the property acquisitions and each offering (please see the “Use of Proceeds to Issuer” sections for each offering for further details). An investor in an offering will acquire an ownership interest in the series interests related to that offering and not, for the avoidance of doubt, in (i) our company, (ii) any other series, (iii) the Manager, (iv) the Fintor Platform or (v) the property associated with the series or any property owned by any other series.

At the closing of each offering, and unless otherwise set forth in the applicable series designation, the Manager is expected to acquire a minimum of 1% of the Interests sold in connection with each offering (of which the Manager may sell all or any portion from time to time following the closing of such offering) for the same price per share offered to all other potential investors.

Further Issuance of Interests

Only the series interests, which are not annotated as closed, are being offered and sold pursuant to this offering circular. The manager, in its sole discretion, has the option to issue additional interests (in addition to those issued in connection with any offering) on the same terms as the interests of applicable series being offered hereunder as may be required from time to time in order to pay any operating expenses related to the applicable property.

Distribution Rights

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement.

“Free Cash Flow” consists of any available cash for distribution generated from the net income received by a series, as determined by the Manager to be in the nature of income as defined by U.S. generally accepted accounting principles, plus (i) any change in the net working capital (as shown on the balance sheet of such series) (ii) any amortization to the relevant Series Property (as shown on the income statement of such series) and (iii) any depreciation to the relevant Series Property (as shown on the income statement of such series) and (iv) any other non-cash Operating Expenses less (a) any capital expenditure related to the Series Property (as shown on the cash flow statement of such series) (b) any other liabilities or obligations of the series, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant series.

Our company expects the Manager to make distributions of any Free Cash Flow from time to time as set forth below. However, the manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. For example, the manager may determine to hold distributions until the effective distribution amount, per investor, equals or exceeds $5.00. In this case, the Manager would accrue these distributions in an escrow account to be distributed once the minimum distribution amount has been reached or exceeded. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions.

Any Free Cash Flow generated by a series from the utilization of the property related to such series shall be applied within the series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;
●	thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses; and
●	thereafter by way of distribution to interest holders of such series (net of corporate income taxes applicable to the series), which may include the Manager or any of its affiliates.

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No series will distribute a property in kind to its interest holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the series for the amount of the distribution for three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a series to a member if, after the distribution, all liabilities of such series, other than liabilities to members on account of their limited liability company interests with respect to such series and liabilities for which the recourse of creditors is limited to specific property of such series, would exceed the fair value of the assets of such series. For the purpose of determining the fair value of the assets of the series, the LLC Act provides that the fair value of property of the series subject to liability for which recourse of creditors is limited shall be included in the assets of such series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

Redemption Provisions

The interests are not redeemable.

Registration Rights

There are no registration rights in respect of the Interests.

Limited Voting Rights

The Manager is not required to hold an annual meeting of interest holders. The Operating Agreement provides that meetings of interest holders may be called by the manager and a designee of the manager shall act as chairman at such meetings. The investor does not have any voting rights as an interest holder in our company or a series except with respect to:

(i)	the removal of the Manager for cause;
(ii)	the dissolution of our company upon the for-cause removal of the Manager, and
(iii)	an amendment to the operating agreement that would:

a.	enlarge the obligations of, or adversely effect, an interest holder in any material respect;
b.	reduce the voting percentage required for any action to be taken by the holders of interests in our company under the Operating Agreement;
c.	change the situations in which our company and any series can be dissolved or terminated;
d.	change the term of our company (other than the circumstances provided in the Operating Agreement); or
e.	give any person the right to dissolve our company.

When entitled to vote on a matter, each interest holder will be entitled to one vote per interest held by it on all matters submitted to a vote of the interest holders of an applicable series or of the interest holders of all series of our company, as applicable. The removal of the manager as manager of our company and all series, where the Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series or the Company and which has a material adverse effect on the Company, must be approved by a Super Majority Vote, that is, an affirmative vote of holders of interests of all series representing at least two thirds of the total votes that may be cast by all outstanding interests, voting together as a single class. All other matters to be voted on by the interest holders must be approved by a majority of the votes cast by interest holders in any series of our company present in person or represented by proxy.

The consent of the holders of a majority of the interests of a series is required for any amendment to the operating agreement that would adversely change the rights of the interest holders in such series, result in mergers, consolidations or conversions of such series and for any other matter as the manager, in its sole discretion, determines will require the approval of the holders of the interests of a series voting as a separate class.

The Manager or its affiliates (if they hold series interests) may not vote as an interest holder in respect of any matter put to the interest holders. However, the submission of any action of our company or a series for a vote of the interest holders shall first be approved by the manager and no amendment to the operating agreement may be made without the prior approval of the Manager that would decrease the rights of the manager or increase the obligations of the Manager thereunder.

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The Manager has broad authority to take action with respect to our company and any series. See “Management” for more information. Except as set forth above, the manager may amend the operating agreement without the approval of the interest holders to, among other things, reflect the following:

●	the merger of our company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;
●	a change that the manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;
●	a change that the manager determines to be necessary, desirable or appropriate to facilitate the trading of interests;
●	a change that the manager determines to be necessary or appropriate for our company to qualify as a limited liability company under the laws of any state or to ensure that each series will continue to qualify as a corporation for U.S. federal income tax purposes;
●	an amendment that the manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent our company, the manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
●	any amendment that the manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional series;
●	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the operating agreement;
●	any amendment that the manager determines to be necessary or appropriate for the formation by our company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the operating agreement;
●	a change in the fiscal year or taxable year and related changes; and
●	any other amendments which the manager deems necessary or appropriate to enable the manager to exercise its authority under the Agreement.

In each case, the Manager may make such amendments to the operating agreement provided the Manager determines that those amendments:

●	do not adversely affect the interest holders (including any particular series as compared to other series) in any material respect;
●	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
●	are necessary or appropriate to facilitate the trading of interests, to comply with any rule, regulation, guideline or requirement of any securities exchange on which the interests may be listed for trading, compliance with any of which the manager deems to be in the best interests of our company and the interest holders;
●	are necessary or appropriate for any action taken by the manager relating to splits or combinations of interests under the provisions of the Operating Agreement; or
●	are required to effect the intent expressed in this offering circular or the intent of the provisions of the operating agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, the manager retains sole discretion to create and set the terms of any new series and will have the sole power to acquire, manage and dispose of property of each series.

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Liquidation Rights

The Operating Agreement provides that our company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of our company; (iii) the entry of a decree of judicial dissolution of our company; (iv) at any time that our company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all interest holders of our company following the for-cause removal of the Manager. Under no circumstances may our company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the interests in the profits of our company).

A series shall remain in existence until the earlier of the following: (i) the dissolution of our company; (ii) the election of the manager to dissolve such series; (iii) the sale, exchange or other disposition of substantially all of the assets of the series; or (iv) at any time that the series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may a series be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the interests in the profits of the series).

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the series or our company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series or our company as a whole, as applicable, the property will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation (as defined in the operating agreement)), and thereafter, (iii) to the interest holders of the relevant series, allocated pro rata based on the number of interests held by each interest holder (which may include the manager, any of its affiliates and sellers of the properties and which distribution within a series will be made consistent with any preferences which exist within such series).

Transfer and Ownership Restrictions

The interests of each series are subject to restrictions on transferability. An interest holder may not transfer, assign or pledge its interests without the consent of the Manager, who may withhold consent in its sole discretion. Unless waived by the Manager, no transfers of interests, whether voluntary or involuntary, will be effective if it would result in:

●	the assets of the series being deemed “plan assets” for purposes of ERISA,

●	a transferee (other than the Manager or affiliates thereof) holding in excess of 19.99% of the series,

●	a change of US federal income tax treatment of our company and the series, or

●	our company, the series or the Manager being subject to additional regulatory requirements.

The transferring interest holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by our company or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Manager or its affiliates will acquire interests in each series for their own accounts and may, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this offering circular), transfer these interests, either directly or through brokers, via the Fintor Platform or otherwise.

Additionally, unless and until the Interests are listed or quoted for trading, there are restrictions on the holder’s ability to the pledge or transfer the interests. There can be no assurance that we will, or will be able to, register the interests for resale and there can be no guarantee that a liquid market for the interests will develop. Therefore, investors may be required to hold their interests indefinitely. Please refer to the Operating Agreement and the subscription agreement for additional information regarding these restrictions. To the extent certificated, the interests issued in each offering will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Agreement to be Bound by the Operating Agreement; Power of Attorney

By purchasing interests, the investor will be admitted as a member of our company and will be bound by the provisions of, and deemed to be a party to, the operating agreement. Pursuant to the operating agreement, each investor grants to the Manager a power of attorney to, among other things, execute and file documents required for our company’s qualification, continuance or dissolution. The power of attorney also grants the manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

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Duties of Others

The Operating Agreement provides that, except as may otherwise be provided by the operating agreement, the property, affairs and business of each series will be managed under the direction of the manager. The Manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by the Manager.

Our company may decide to enter into separate indemnification agreements with the directors and officers of our company or the manager. If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the operating agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to our company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

Exclusive Jurisdiction

Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal securities laws allow or require that certain claims be brought in federal courts, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the operating agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the operating agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required or permitted by applicable federal law, a federal court of the United States. If an interest holder were to bring a claim against our company or the manager pursuant to the Operating Agreement and such claim were governed by state law, it would have to bring such claim in the Delaware Court of Chancery.

The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought. The exclusive forum provisions spelled out in the operating agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See “Risk Factors—Risks Related of Ownership of Our Interests—Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts. The operating agreement, to the fullest extent permitted by applicable law, provides for investors to waive their right to a jury trial.” Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the operating agreement with a jury trial. No condition, stipulation or provision of the operating agreement or our interests serves as a waiver by any or beneficial owner of our interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, our company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and our company believes that the provision does not impact the rights of any or beneficial owner of our interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions apply to investors who purchase interests in the series offerings directly from our company as well as to purchasers who may buy series interests in the secondary market, as they, as well, will become series members whose rights vis a vis the interests will be governed according to the terms of the operating agreement.

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Listing

The interests are not currently listed or quoted for trading on any national securities exchange, or national quotation system. However, the interests are expected to be listed for trading on the Templum ATS.

U.S. Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the Interests offered hereby to United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	persons subject to the alternative minimum tax;

●	tax-exempt organizations;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of the series of interests (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold the Interests as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

●	persons who do not hold the interests as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

●	persons deemed to sell the interests under the constructive sale provisions of the Code.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds interests, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold interests, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the interests arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

Taxation of Each Series of Interests is Intended to be Taxed as a “C” Corporation

Proposed but not yet finalized regulations, as well as one private ruling by the IRS, indicate that each series of a series limited liability company such as our company should each be treated as a separate entity formed under local law. The Company intends to elect for each series of Interests in the company to be taxed as a “C” corporation under Subchapter C of the Code, and expects that each series will be treated as a corporation for all federal and state tax purposes. Thus, each series of Interests will be taxed at regular corporate rates on its income, including any gain from the sale or exchange of the assets that will be held by each series, before making any distributions to interest holders as described below.

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Taxation of Distributions to Investors

A “U.S. Holder” includes a beneficial owner of interests that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States.

Distributions to U.S. Holders out of each series’ current or accumulated earnings and profits (which would include any gains derived from the sale or exchange of the assets that will be held by each series, net of tax paid or accrued thereon, will be taxable to U.S. Holders as dividends. A U.S. Holder who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors as to whether any dividends paid by a series would be “qualified dividend income.” Distributions in excess of the current and accumulated earnings and profits of a series will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder’s interests. Rather, such distributions will reduce the adjusted basis of such U.S. Holder’s interests. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder’s adjusted basis in its interests will be taxable as capital gain in the amount of such excess if the interests are held as a capital asset. In addition, a 3.8% tax applies to certain investment income (referred to as the 3.8% NIIT). In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount (currently $7,500 of the highest tax bracket for such year). Dividends are included as investment income in the determination of “net investment income” under Section 1411(c) of the Code.

Taxation of Dispositions of Interests

Upon any taxable sale or other disposition of interests, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the U.S. Holder’s adjusted tax basis in the interests. A U.S. Holder’s adjusted tax basis in the interests generally equals his, her or its initial amount paid for the interests and decreased by the amount of any distributions to the investor in excess of current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their interests, and the amount of any actual or deemed relief from indebtedness encumbering their interests. The gain or loss will be long-term capital gain or loss if the interests are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the interests. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Payments of dividends or of proceeds on the disposition of the interests made to you may be subject to additional information reporting and under some circumstances to backup withholding at a current rate of 24% unless you establish an exemption. Backup withholding is not an additional tax; rather, the federal income tax liability of persons subject to backup withholding is reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of the interests, including the consequences of any proposed change in applicable laws.

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LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon by Polsinelli PC, New York, New York.

ACCOUNTING MATTERS

Our financial statements for March 15, 2021 (inception) To December 31, 2021 included in this offering circular have been audited by Artesian CPA, LLC, an independent certified public accounting firm, as stated in its report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as a professional in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the securities offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about the Company and the securities offered hereby, the Company refers you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, the Company will be required to file periodic reports, and other information with the SEC pursuant to Regulation A. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including the Company, that file electronically with the SEC. The address of this site is www.sec.gov.

Our manager will answer inquiries from potential investors concerning the interests, our company, our manager and other matters relating to the offer and sale of the interests under this offering circular. We will afford the potential investors the opportunity to obtain any additional information to the extent we possess such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this offering circular.

Requests and inquiries regarding this Offering Circular should be directed to:

Fintor Assets, LLC

c/o Fintor, Inc.

10661 Johansen Drive

Cupertino, CA 95014

E-Mail: hello@fintor.com

Tel: (408) 881-3779

Attention: Farshad Yousufi

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

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FINTOR ASSETS, LLC

A DELAWARE SERIES LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2021

F-1

FINTOR ASSETS, LLC

F-2

To the Managing Member

Fintor Assets, LLC

Cupertino, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Fintor Assets, LLC (the “Company”) which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in members’ equity, and cash flows for the period from March 15, 2021 (inception) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-3

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

May 13, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-4

FINTOR ASSETS, LLC

BALANCE SHEET

As of December 31, 2021

December 31,
2021

ASSETS
Current assets:
Cash and cash equivalents	$-
Total assets	$-

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$-
Total liabilities	-

Members’ equity:
Total members’ equity	-
Total liabilities and members’ equity	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

FINTOR ASSETS, LLC

STATEMENT OF OPERATIONS

For the period from March 15, 2021 (inception) to December 31, 2021

For the Period
March 15, 2021
(date of inception)
through
December 31,
2021

Operating expenses:
General & administrative	$-
Total operating expenses	-

Loss from operations	-
Net loss	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

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FINTOR ASSETS, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the period from March 15, 2021 (inception) to December 31, 2021

Members’
Equity
Balances at March 15, 2021 (inception)	$-
Net loss	-
Balances at December 31, 2021	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

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FINTOR ASSETS, LLC

STATEMENT OF CASH FLOWS

For the period from March 15, 2021 (inception) to December 31, 2021

For the Period
March 15, 2021
(date of inception)
through
December 31,
2021

Cash flows from operating activities:
Net loss	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Net cash used in operating activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of year	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-
Cash paid for interest	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

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FINTOR ASSETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the period from March 15, 2021 (inception) to December 31, 2021

NOTE 1: NATURE OF OPERATIONS

Fintor Assets, LLC (the “Company”) is a Delaware series limited liability company formed on March 15, 2021 under the laws of Delaware. The Company was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

As of December 31, 2021, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.

The Company will reimburse its Manager up to 5% of the gross offering proceeds per Series offering for offering costs from the proceeds of each Series offering. The Company has engaged a broker for its future Series offering with a 1% broker fee on the amount raised in each Series offering.

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FINTOR ASSETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the period from March 15, 2021 (inception) to December 31, 2021

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Expense Allocations

Each Series is responsible for its costs to acquire property and acquisition expenses, and such costs will be repayable to the Manager by each Series. The Company will reimburse its Manager up to 5% of the gross offering proceeds per Series offering for offering costs from the proceeds of each Series offering. Each Series shall be responsible for its operating expenses. The Company’s Manager will allocate any common costs to the applicable Series following its judgment and allocation policies.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

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FINTOR ASSETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the period from March 15, 2021 (inception) to December 31, 2021

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction. The Company intends for each Series to make an election to be taxed as a corporation.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of December 31, 2021 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS’ EQUITY

The Company is managed by Fintor, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

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FINTOR ASSETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the period from March 15, 2021 (inception) to December 31, 2021

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company intends to enter into an agreement with its Manager where the Manager will receive from each Series an asset management fee equal to one percent (1%) of the capital contributions to that Series.

The Company has agreed to pay the Manager a sourcing fee with respect to any property that a series acquires, which fee will be an amount of up to 10% of the gross offering proceeds of any applicable offering in which Company raises capital for the purpose of a Series acquiring a property. The Manager, however, may waive or reduce this fee on a transaction by transaction basis.

Some or all of the Series will acquire their properties from the Company’s Manager or from an affiliate of its Manager. Prior to a sale to a Series, the Manager will acquire a property, repair and improve the property, and seek to place a tenant in the property. The Manager will then resell the property to a Series at a value determined by the Manager or affiliate of the Manager, which may be at a premium over the investment into the property.

The Company will reimburse its Manager up to 5% of the gross offering proceeds per Series offering for offering costs from the proceeds of each Series offering.

The Company’s Manager is entitled to various other fees and reimbursements, and the Manager or its affiliates may be retained for a variety of services to each Series.

Each Series will be responsible for property disposition fees related to its assets, which are expected to be 5-8%  of the property sales price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Company’s Manager will receive the difference as income.

Effective in 2022, the Company entered into an agreement with its property manager Picket Property Management (“Property Manager”) whereas compensation for the services provided by the Property Manager, each Series will be charged a property management fee equal to six percent (6%) of rents collected on a Series property, leasing fees of one month’s rent for new leases and 40% of one month’s rent for renewals, construction management fees and maintenance fees of 10% of the projects costs, 10%-50% of certain other fees charged to tenants, and various other fees. The initial term of the agreement is six months. To the extent that, under the terms of a specific property management agreement, the Property Manager is paid a fee that is less than the ten percent (10%) charged to the series, the Manager will receive the difference as income.

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FINTOR ASSETS, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the period from March 15, 2021 (inception) to December 31, 2021

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

The Company intends to initiate a Regulation A offering of its series membership interests in 2022.

In March 2022, the Company designated a new series: Fintor Assets, LLC, Series #SWEET (“Series #SWEET”). Series #SWEET authorized 81,250 membership interests, is managed by Fintor, Inc., and is subject to a 1% asset management fee of actual capital contributions to the Series.

In March 2022, the Company entered into a property management agreement, as described in Note 5.

On April 4th, 2022, Fintor Assets, LLC, Series #SWEET acquired a single family residence located at 3201 Jordan Farm Circle, Huntsville, Alabama 35811, for the price of $362,000, with additional closing costs equaling $939. Purchasing funds were borrowed from the Manager. Fintor Assets, LLC, Series #SWEET intends to repay the owed amount back to the Manager from the proceeds generated by the initial offering of Fintor Assets, LLC, Series #SWEET.

Management has evaluated all subsequent events through May 13, 2022, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the financial statements.

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